UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No.1 to
                                    FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                                  ONEPAK, INC.
           (Exact name of business issuer as specified in its charter)

             Nevada                                               20-2649978
  (State or other jurisdiction                                  (IRS Employer
of incorporation or organization)                            Identification No.)

56 Main Street, 2nd Floor, P.O. Box 130, Orleans, Massachusetts      02653
      (Address of principal executive offices)                     (Zip Code)

        Registrant's telephone number, including area code 508-247-9200

       Securities to be registered pursuant to Section 12(b) of the Act:

(Title of each class                             (Name of each exchange on which
 to be so registered)                            each class is to be registered)
 --------------------                            -------------------------------

        N/A                                                   N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                         $0.001 par value common shares
                                (Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a small reporting company. See the definitions of "large accelerated filer," Accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]                        Accelerated filer [ ]

Non-accelerated filer [ ]                          Smaller reporting company [X]

                                TABLE OF CONTENTS

Number                      Item in Form 10                             Page No.
------                      ---------------                             --------

1        Business Description                                                3

2        Financial Information                                               9

3        Properties                                                         13

4        Security Ownership of Certain Beneficial Owners                    14

5        Directors and Officers                                             15

6        Executive Compensation                                             17

7        Certain Relationships and Related Transactions, and Director
         Independence                                                       21

8        Legal Proceedings                                                  21

9        Market Price of and Divisions on the Registrant's Common
         Equity and Related Stockholder Matters                             21

10       Recent Sales of Unregistered Securities                            24

11       Description of Registrant's Securities to be Registered            25

12       Indemnification of Directors and Officers                          25

13       Financial Statements and Supplementary Data                        25

14       Changes in and Disagreements with Accountants on Accounting
         and Financial Disclosure                                           25

15       Financial Statements and Exhibits                                  26

Signatures                                                                  27

This registration statement on Form 10 includes forward-looking statements within the meaning of the Securities and Exchange Act of 1934 ("The Exchange Act"). These statements are based on Management's beliefs and assumptions and on information currently available to Management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. Forward-looking statements include statements in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate","consider" or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risk, uncertainties and assumptions. The Company's future results and shareholder value may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undo reliance on any forward-looking statement.

ITEM 1. BUSINESS DESCRIPTION.

     OnePak, Inc. ("OnePak" or the "Company") is a Nevada Corporation which was formed in 2005, specializing in the new regulatory-driven niche of e-waste collection. The Company provides online and onsite information technology to manage the process of packaging and transporting used computer equipment, consumer electronics and other hazardous or sensitive electronic waste for reuse and recycling. Since its inception, OnePak has not been involved in any bankruptcy, receivership or similar proceedings. In addition, the Company has not been involved in any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

ONEPAK'S PRINCIPAL PRODUCTS AND SERVICES.

     OnePak, Inc. started out as a distributor of shipping supply kits for aftermarket electronics and consumer goods in 2005, and has grown into a full-service logistics information service provider serving the corporate and consumer markets. The Company's services include information processing, mobile scanning and tracking systems, return shipping solutions, end-to-end reverse logistics management and online reporting technologies.

     OnePak's primary clients are computer and electronics manufacturers, remarketers and recyclers, and the logistics companies that serve them. The Company helps businesses comply with new data security and "green" regulatory mandates affecting the safe transport and ecological disposal of obsolete electronics. In addition, the Company helps consumers dispose of unwanted electronics by providing a convenient return mechanism to manufacturers and recyclers.

     Most of the Company's services are specially engineered for collecting and transporting computers and other electronics as an effective "greentech" collection solution for the recycling of obsolete electronics. By creating an efficient means for large corporations to recover used electronics for resale or recycling, OnePak helps keep tons of e-waste out of landfills.

     OnePak's mission is to become the recognized industry leader in reverse logistics management technology used in the collection and recovery of electronics at the end-of-lease or end-of-life. The market for this technology is driven by environmental regulation, as well as the aftermarket for consumer electronics and computer technology that still has recoverable value after its primary useful life.

     "Reverse logistics" refers to the process of collecting and transporting goods from end users back to manufacturers, retailers or service providers. Reverse logistics management technology market opportunities include packaging, shipping and tracking requirements for consumer-to-business and business-to-business programs for electronics return, repair, trade-in, reuse and recycling, as well as corporate programs for I.T. asset repair, redeployment and retirement.

     The Company provides distinctive value by combining unique "kit" shipping supply products with online ordering and tracking technologies that result in improved convenience and economy for customers. OnePak provides a fast, easy, economical way for businesses to access "right-sized" quantities of high-quality shipping supplies, often combined with postage, packing services, carrier pick-up, or other added-value products and services.

     Some of OnePak's products are purchased directly by the end user for their intrinsic value, while others are "sponsored" by companies wishing to bundle them with higher ticket services. An example of this would be a computer manufacturer that provides OnePak products and services to its customers so they can return their used computers for repair or recycling.

REVERSE LOGISTICS MANAGEMENT TECHNOLOGY.

     When used electronics, or "I.T. assets", are collected at the end-of-lease or end-of-life, there is often little visibility or accountability in the process. Hand-written data gathered onsite is not legible, accurate, nor accessible online. OnePak's OneView Asset Management and Tracking SystemTM solves this industry problem by capturing and reporting high quality data throughout the I.T. asset collection process, translating that data into actionable information, and sharing that information with all parties involved in the process. This proprietary, patent-pending business method involves a complete system that includes front end data capture technology, operational middleware for managing logistics through an online portal, and back end database reporting technology.

     The OneView Asset Management and Tracking System (TM)provides tools to act upon the business intelligence gleaned from I.T. asset recovery program data. OnePak created the OneView online portal as an online access point to the OneView System for its corporate customers to record, manage and share information about each asset recovery job with any party that needs to know the status of that job.

     Corporate customers using the OneView portal include e-waste recyclers, leasing companies, computer manufacturers and logistics providers who need an efficient means of managing the asset recovery process, including online order entry, asset tracking and dispatch of crews for onsite packing. Other portal customers are I.T. asset managers for large corporations who routinely need shipping kits sent to remote locations for assets that will be redeployed, repaired, or shipped at the end-of-lease or end-of-life.

     The OneView online portal makes information available about a range of current projects, including a single shipping kit sent to a customer, in which the outbound and return tracking numbers, as well as delivery status is available; or recent asset recovery jobs, in which the portal would display the job number, client's name, site location, what needs to be done next, percent completed, whether a technician has been scheduled, the date and count of assets that were picked up, and in-transit tracking and delivery data. By clicking on the job number, the user can access details of the job, right down to the number and type of assets per pallet, which is traditionally not available in the industry. Third party logistics providers use the portal as a means for their call center staff to schedule and manage onsite crews performing asset data capture and packing services, load consolidation and delivery.

     The OneView System is the foundation for all other product and service offerings, including:

SCANPAK(TM) MOBILE SCANNING SOLUTION.

     As the front end of the OneView System, OnePak developed ScanPak software to run on a handheld computer equipped with a digital camera and barcode scanner. Devices running ScanPak software digitally capture asset data onsite at the time of pickup.

     The ability to capture and track asset-level data such as serial numbers and cosmetic condition is an illusive goal in the I.T. asset recovery industry. This data is important because I.T. asset managers need to account for every asset that is released to a recycler; recyclers need to account for every asset that is received and processed; OEMs often need to account for every old asset removed from the client's site to be recycled as part of environmental compliance; and logistics providers need to account for each asset picked up and delivered to reduce claims for missing, wrong and damaged assets in transit.

     OnePak developed a ScanPak kit as a mobile scanning solution that consists of a handheld device loaded with OnePak's proprietary software, a supply of uniquely numbered, bar-coded asset labels and other supplies to be deployed in a secure case to any job location on demand. Using a ScanPak kit, onsite asset data captured by the scanner is transmitted via broadband connection to the OneView database and viewable through the OneView portal. ScanPak kits can be leased to logistics providers that want to offer this premium level of I.T. asset recovery to their customers. This arrangement results in additional fee-based use of the OneView System.

CERTIFIED I.T. ASSET COLLECTION SERVICE(SM).

     This service provides skilled onsite packing technicians who have been trained and certified by OnePak to use the ScanPak software to properly record and pack used computers, monitors, printers, telephones and other used electronic assets. OnePak has partnered with leading logistics providers to send ScanPak kits with their trucks that are dispatched to pack and pickup I.T. assets for OnePak's clients. This service constitutes a turnkey solution, combining unparalleled asset data capture and tracking with top logistics services. It comprises ScanPak software deployed in ScanPak kits, connected to the OneView System. Each shipment is tracked online from booking, to pickup, to delivery using the OneView tracking system.

     CERTIFIED (SM) onsite services can include any of the following:

     *    Inventory  count and  recording
     *    Bar code scanning / serial number capture
     *    Digital  photography  of damaged  assets
     *    Palletizing / packaging of assets
     *    Coordinating / tracking freight pickup, transit and delivery

REPAK(TM) SHIPPING KITS & SUPPLIES.

     OnePak offers shipping supplies specifically designed for convenience, economy and ease of use for computers and electronics. A OnePak kit includes all the materials needed to self-package the customer's item including quality corrugated boxes with peel-off adhesive sealing strips. Commercial grade inflatable packaging material, adhesive plastic pouches for shipping labels, and other helpful items make the process much easier than conventional materials. The customer also benefits from the convenience of online ordering and the products are delivered directly to the customer location.

     The Company also provides pallet-sized collection bins for bulk quantities of e-waste. This program, called PalletPak, allows customers to order the collection bins to be delivered first, then later order competitively priced pickup and freight services using the same online interface.

     OnePak's hybrid product line and individualized fulfillment process was designed to be most in line with emerging pack and ship needs for product returns, repair and remarketing. Although it is not the primary focus or the largest growth opportunity, the Company continues to operate its original shipping kit fulfillment business which has been in operation since inception. The OnePak solution comprises a niche market product line of five RePak
(TM)shipping kits specifically designed for individual resale or returns of aftermarket consumer goods, automated online ordering, and an efficient fulfillment and distribution process that is fully outsourced and automated. OnePak's management believes that its product and service offering is unique and particularly useful in the I.T. asset recovery industry. While many recyclers and logistics providers have solutions for routine projects with multiple pallets, few have an efficient means to collect small numbers of old electronics (generally less than ten per location), and OnePak's ability to fulfill just one or only a few individual shipping kits on demand to multiple locations has proven to be a unique, complementary service marketable to OEMs, recyclers and logistics providers alike.

ONERETURN (TM) ONLINE RETURN CENTER.

     OnePak's specialized technology for product returns and reverse logistics has led to the development of an online return center concept for companies to provide to their customers. The online service center provides customers with the ability to send individual pieces of equipment back for repair, recycling or remarketing. Users can print prepaid return labels, then track and manage their returns through a single, easy-to-use web site developed, hosted, and supported by OnePak. OnePak worked with a global package carrier and an OEM to effectively build an online "bridge" between the OEM's order management system and the carrier's master tracking system.

     The online return center concept not only provides a one-stop approach for OEMs, recyclers, remarketers and repair centers for consumer electronics, but it creates another sales channel for the Company's RePak shipping kits by utilizing existing order placement, tracking and fulfillment technologies already in place. The opportunity exists to roll similar services out to many companies individually, as well as to host a single web site to serve multiple companies or brands that could be promoted to the general public for use in product returns for broad categories of products such as laptops, computers or small consumer electronics.

SECUREPAK(TM) HARD DRIVE LOCKBOX TRANSPORT.

     This service provides a safe, cost-effective, and insured way to transport invaluable used hard drives or backup tapes containing sensitive data to a recycler or information storage company. The SecurePak offering includes:

     *    Onsite electronic serial number capture and inventory of hard drives
     *    Military grade lockboxes
     *    Optional secure truck transport service
     *    Optional GPS tracking of lockbox
     *    Optional secure hard drive destruction (if client has no recycler)
     *    Online posting of Certificates of Destruction

In addition, each lockbox containing hard drives is insured for $1 million against fraud and identity theft. SecurePak (TM) is suited for banks, hospitals, government agencies, retail or any business with sensitive client and company data and a commitment to privacy, and is a natural service to be resold by data destruction firms and recyclers who need a means to reach clients typically outside their service area. The Company's ability to dispatch a lockbox on demand that will safely transport up to 74 hard drives not only extends the geographic reach of these resellers, but also eliminates any minimum order that is often a barrier to sale for them.

MARKETING.

     OnePak currently markets its products online and through channel partners, including logistics providers who want to add onsite scanning and asset tracking to their mix of services, and recyclers who need to differentiate their services through improved accountability and visibility.

OPERATIONS.

     OnePak is primarily designed with the objective of being able to run in an automated, self-sustaining manner in which orders involve electronic rather than human processes. Operationally, the Company has been carefully designed from the beginning to have a highly scalable operation by outsourcing all manufacturing, assembly, warehousing and fulfillment services for its shipping kits. Similarly, the logistics management technology works as an engine for order processing and tracking with little human intervention needed for high volume business.

     Because of this technology-driven business architecture, OnePak enjoys excellent scalability without a commensurate increase in costs or personnel. The Company's portal, its online return center, and its "store" for shipping kits are all driven by servers that are open 24 hours per day to customers all over the country and have the ability to process hundreds of orders per second without any changes. The outsourced production and fulfillment operation for shipping kits has very low minimums and can ramp up to as many as 50,000 orders per day without increasing staff or machinery. The Company has an infrastructure in place that is equivalent to hundreds of employees and hundreds of millions of dollars in equipment, without any of the associated risk or overhead.

COMPETITION.

     OnePak faces industry competition of varying types depending on market segment. Of the Company's two primary markets, consumer and business, the market that has the fewest competitors and the lowest barriers to entry is the business market.

     The consumer markets for pack and ship services are well established and very competitive. In the consumer market, the Company would be facing direct competition from extremely large consumer shipping concerns, such as UPS and FedEx-Kinkos. In addition, there are numerous retail outlets that can provide shipping supplies to a consumer. Although the OnePak shipping solution is available to the consumer, OnePak does not view the consumer market as a viable target for the Company's marketing.

     In the business market, as with the consumer market, there are large corporations in place that are serving the business community with basic reverse logistics capabilities, such as UPS Supply Chain Solutions. There are two types of competitors in the business market that compete with various OnePak services:

     * Technology companies serving the logistics industry that sell transportation management systems (competing with the OneView (TM) reverse logistics management system).
     * Logistics providers that serve the general business market for reverse logistics, including some e-waste transport or those that are focused on this market (competing with Certified I.T. Asset Collection Service(SM)).

     The Company's management believes that it can establish a niche market within this highly competitive market, due to its integrated approach to the repack and reship market and its focus on providing business intelligence and information-based reverse logistics management tools for e-waste collection and transportation.

     The Company's management believes that the Company should place a majority of its efforts in capturing the dominant position of the e-waste collection and recycling market. Although it has several major competitors within the market, this market is addressing a newly created need that the Company expects will be expanding substantially as a result of governmental regulations and the heightened consciousness of consumers with respect to their need to recycle computers and other electronics.

     Management is of the opinion that its web-based approach to e-waste recovery will create a convenient, accessible medium to access the Company's products and services, thus driving demand.

GOING CONCERN.

     As shown in the accompanying financial statements, OnePak incurred net loss chargeable to common shareholders of $774,986 for the nine months ended September 30, 2009 and has total accumulated deficits of $3,670,615 as of that date. These conditions create an uncertainty as to OnePak's ability to continue as a going concern. Management is trying to raise additional capital through various funding arrangements. If the Company is unable to successfully obtain additional financing, it will not have sufficient cash to continue operations. The Company will need to raise additional funds from either one or a combination of additional financings or otherwise obtain capital, in order to satisfy its future liquidity requirements. The financial statements do not include any adjustment that might be necessary if OnePak is unable to continue as a going concern.

SOURCES AND AVAILABILITY OF THE COMPANY'S PRODUCTS.

     The only products inventoried by OnePak are the components that constitute OnePak's shipping supply kits. These kits contain readily available supplies, such as cardboard boxes, pallets, printed products, tape, pens, etc. In the event that any of the Company's suppliers were unable to produce its product in sufficient quantity for OnePak, OnePak would be able to reproduce any of the supplies within a few weeks.

DEPENDENCE ON MAJOR CUSTOMERS.

     OnePak received a major boost in sales when it contracted with a global enterprise Original Equipment Manufacturer (OEM) to provide it with packaging and logistics for a complete asset recovery equipment collection program for used and off lease computers and monitors that were to be recycled or remarketed. Since inception of the contract in 2005 this OEM has accounted for more than 50% of the Company's revenue. OnePak recognizes the risk of heavily relying upon one customer for future revenues. Management is actively working toward mitigating this business risk, as it continues to grow business and add new clients besides the global OEM.

     OnePak's management has entered into other agreements with clients for the utilization of the OneView System(TM) and continues in negotiations with major electronic suppliers with respect to its e-waste asset recovery program. The recent launch of onsite data capture services has expanded the prospective market for the Company's services to include leasing companies that need such a service at the end of lease for I.T. assets. This new market has already yielded new customers that will further reduce the Company's dependence on its largest OEM account.

INTELLECTUAL PROPERTY.

     OnePak considers its intellectual property to be its primary competitive advantage. The Company has applied for a patent for the business method and process of managing and tracking I.T. assets using the Company's proprietary software. It has secured a registered trademark for the OnePak brand and has secured marks for the various services that it offers, including ONEVIEW Asset Management and Tracking System (TM), CERTIFIED I.T. Asset Collection Service(SM), REPAK (TM) and PALLETPAK (TM) products, SECUREPAK (TM) Hard Drive Lockbox Transport and SCANPAK (TM) Mobile Scanning Solution. In addition, OnePak maintains proprietary software that has been developed to operate its OneView database and online portal, as well as its remote scanning capabilities. OnePak has retained patent counsel for the purpose of filing for patents to protect the Company's newly developed intellectual property.

GOVERNMENTAL REGULATIONS.

     OnePak's business is not subject to any governmental regulations or licensing. It does, however, benefit from state environmental regulations and various federal regulations that are increasingly requiring specific disposal procedures for electronic waste and tracking procedures for assets storing sensitive data. Federal and state governments are recognizing the dangers of placing electronic waste into landfills. As of the time of this filing, eighteen states and New York City have passed laws requiring producers of electronic equipment to be accountable for disposing of or recycling their equipment at the end of its useful life. OnePak's asset management and tracking tools help keep those companies accountable.

EMPLOYEES.

     The Company continually maintains a fluid, low overhead structure through outsourcing all possible labor. At present, the Company has only one full time employee, Mr. Steven V. Andon, who is the President and CEO of the Company. The Company also employs 3 to 5 part-time and temporary employees who perform various services for the Company. Each of the employees works between 8 and 32 hours per week. All other services utilized by the Company are performed by consulting companies or outside contractors.

REPORT TO SECURITY HOLDERS.

     OnePak intends to voluntarily send an annual report, or a Form 10-K in lieu of an annual report, to its shareholders. Said report will include audited financial statements for the prior year. At present, the Company's registration is effective but it has yet to file any reports with the Securities and Exchange Commission other than this Form 10 filing. Commencing with the filing of this form, OnePak intends to commence filing quarterly reports and annual reports with the Securities and Exchange Commission, as well as appropriate interim reports, indicating material changes in the Company.

     The public may read and copy materials filed by OnePak with the commission at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. The public may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. In addition, the commission maintains an internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the commission. The internet site is located at http://www.sec.gov. The Company's internet site, where additional information can be viewed is located at http://www.OnePak.com.

ITEM 2. FINANCIAL INFORMATION.

     The following discussion of our financial condition and results of operations for the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008 and 2007, should be read in conjunction with our financial statements prepared in accordance with US GAAP and related notes included in "Item 15 - Financial Statements and Exhibits" below.

GOING CONCERN.

     As shown in the accompanying financial statements, OnePak incurred net loss chargeable to common shareholders of $744,986 for the nine months ended September 30, 2009 and has total accumulated deficit of $3,670,615 as of that date. These conditions create an uncertainty as to OnePak's ability to continue as a going concern. Management is trying to raise additional capital through various funding arrangements. If the Company is unable to successfully obtain additional financing, it will not have sufficient cash to continue operations. The Company will need to raise additional funds from either one or a combination of additional financings or otherwise obtain capital, in order to satisfy its future liquidity requirements. The financial statements do not include any adjustment that might be necessary if OnePak is unable to continue as a going concern.

LIQUIDITY.

     As reflected in the accompanying financial statements, at September 30, 2009, the Company had $29,656 cash on hand and a stockholders' equity of $230,735. To date, we have funded our operations primarily from private equity financings and short term borrowings. While we believe in the viability of our strategy to improve sales volume and in our ability to raise additional funds, there can be no assurances to that effect.

     At September 30, 2009, we had $439,871 in total assets, compared to $628,886 at December 31, 2008. This was primarily due to the decrease of accounts receivable. Our inventories also decreased to $50,426 at September 30, 2009 from $68,318 at December 31, 2008 due to management's efforts to reduce overhead costs by carrying less inventory. Our prepaid expenses decreased to $21,228 as we are expensing them ratably as operation expense.

     At September 30, 2009, our total liabilities were $209,136 compared to $461,429 at December 31, 2008. Liabilities consist of accounts payable, loans payable and capital lease payable. Accounts payable decreased to $209,136 at September 30, 2009 from $247,639 at December 31, 2008 primarily due to $185,750 loans payable converted into common shares and pay off of the capital lease payable during this period.

     The Company is now factoring specific invoices when it requires cash. The term of the financing is approximately 30 days and costs 2% of the invoice amount. The factoring option is responsible for the decrease in accounts receivable. The increased cash flow has permitted the Company to reduce its accounts payable as well. In addition, the Company was able to borrow an additional $200,000 on a short term basis during the first half of 2009. These loans were scheduled to become due between May 31, 2009 and October 20, 2009. However, during the third quarter of 2009, the lenders converted the loans and accrued interest into common share units at a conversion price of $0.75 per share.

     At present, the revenues earned from sales are not sufficient to cover all of the Company's liabilities. The Company has found it necessary to raise additional capital in order to continue to finance the operation through the next quarter. The current economic climate and early stage of the Company's business makes conventional debt financing unavailable. Therefore, the Company has commenced a current private placement offering for units comprised of one $0.001 par value common share and one warrant to purchase an additional $0.001 par value common share at a price of $0.75 per unit. The Company is attempting to raise $3,000,000 through the private placement offering. Management believes that it will be able to raise equity or debt capital through private placements to finance operations until the Company's cash flow becomes positive. The offering, which commenced on July 1, 2009, raised $68,500 during the three month period ended September 30, 2009. The Company also received $45,000 in subscriptions for Class B preferred stock in June 2009.

CAPITAL RESOURCES.

     The model for the Company does not contemplate any material commitment for capital expenditures. At present, the Company plans to continue its business plan to expend a minimum amount of funds on capital projects and to outsource those services that would normally require a capital commitment. The major exception to this overall plan would be the continued requirement to purchase software from time to time.

RESULTS OF OPERATIONS.

     The Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

     Revenues. Our revenues increased to $738,627 for the nine months ended September 30, 2009 from $423,143 for the nine months ended September 30, 2008 as a result of expanded operations, positive growth in the normal course of operations from existing customers, and management's increased sales and marketing efforts to obtain new customers.

     Cost of Sales. Cost of sales decreased to $214,362 for the nine months ended September 30, 2009 from $283,826 for the nine months ended September 30, 2008. Cost of sales consists of assembly, warehouse administrative support, fulfillment charges, materials, and freight and decreased because of management's efforts to discontinue some products which had higher costs in favor of those that have lower costs, and because of management's efforts to refine some products and assembly processes to become more efficient.

     Gross Profit. Gross profit increased to $524,265 for the nine months ended September 30, 2009 from $139,317 for the nine months ended September 30, 2008. Our gross profit percentage for the nine months ended September 30, 2009 was 71% compared to 33% for the nine months ended September 30, 2008. Gross profits and gross profit percentage increased due to an increasing portion of revenue being derived from information technology (electronic transaction fees and software usage fees), and less emphasis on product sales which are associated with a higher cost of goods sold. Management intends to continue to pursue developing revenues from information technology offerings which produce higher gross operating margins.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased to $73,507 for the nine months ended September 30, 2009 from $37,575 for the nine months ended September 30, 2008. The increase is partly due to new purchases of fixed assets during the current period.

     Consulting Fees. Consulting fees decreased to $290,965 for the nine months ended September 30, 2009 from $367,539 for the nine months ended September 30, 2008. The decrease is due to management's efforts to concentrate on sales and marketing rather than operational expansion, thereby requiring less management consulting.

     Professional Fees. Professional fees decreased to $129,790 for the nine months ended September 30, 2009 from $158,407 for the nine months ended September 30, 2008. The decrease is due to the Company creating more efficient internal processes, thereby reducing legal, accounting, and administrative professional fees.

     Salaries and Wages. Salaries and wages expense increased to $284,105 for the nine months ended September 30, 2009 from $223,762 for the nine months ended September 30, 2008. The increase is due to the Company adding part-time employees to assist with management and organization of the business.

     General and Administrative Expenses. Selling, general and administrative expenses increased to $478,162 for the nine months ended September 30, 2009 from $303,820 for the nine months ended September 30, 2008. Selling, general and administrative expenses consist of advertising expense of $3,332 and corporate administrative expenses of $474,830 for the nine months ended September 30, 2009, and consist of advertising expense of $7,745 and corporate administrative expenses of $296,075 for the nine months ended September 30, 2008.

     Interest Income. Interest income decreased to $87 for the nine months ended September 30, 2009 from $2,580 for the nine months ended September 30, 2008. Interest income decreased due to the cash balance decrease and interest rate decline during the nine months ended September 30, 2009.

     Interest Expense. Interest expense increased to $33,839 for the nine months ended September 30, 2009 from $4,564 for the nine months ended September 30, 2008. Interest expense increased due to the increase in borrowings.

     Gain on Conversion of Loan Payable. Gain on conversion of loan payable increased to $3,469 for the nine months ended September 30, 2009 from $nil for the nine months ended September 30, 2008. The increase is to due to the conversion of $385,750 of debt into common shares.

THE YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007.

     Revenues. Our revenues increased to $710,853 for the year ended December 31, 2008 from $233,293 for the year ended December 31, 2007 as a result of expanded operations, positive growth in the normal course of operations from existing customers, and management's increased sales and marketing efforts to obtain new customers.

     Cost of Sales. Cost of sales increased to $462,541 for the year ended December 31, 2008 from $203,234 for the year ended December 31, 2007. Cost of sales consist of assembly, warehouse administrative support, fulfillment charges, materials, and freight and increased because of an increased volume in product sales.

     Gross Profit. Gross profit increased to $248,312 for the year ended December 31, 2008 from $30,059 for the year ended December 31, 2007. Our gross profit percentage for the year ended December 31, 2008 was 35% compared to 13% for the year ended December 31, 2007. Gross profits and gross profit percentage increased due to an increasing portion of revenue being derived from information technology (electronic transaction fees and software usage fees), and less emphasis on product sales which are associated with a higher cost of goods sold. Management intends to continue to pursue developing revenues from information technology offerings which produce higher gross operating margins.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased to $52,471 for the year ended December 31, 2008 from $14,224 for the year ended December 31, 2007. The increase is mainly due to new purchases of fixed assets during the current year.

     Consulting Fees. Consulting fees increased to $469,958 for the year ended December 31, 2008 from $407,889 for the year ended December 31, 2007. The increase was due to the Company requiring additional management consulting to assist with its new status as a reporting issuer in Canada.

     Professional Fees. Professional fees decreased to $166,468 for the year ended December 31, 2008 from $196,009 for the year ended December 31, 2007. The decrease is due the Company requiring less legal and accounting services during 2008 after achieving Canadian reporting status in late 2007 when the Company was preparing its first Canadian filings and going through audit procedures for the first time.

     Salaries and Wages. Salaries and wages expense decreased to $309,665 for the year ended December 31, 2008 from $339,923 for the year ended December 31, 2007. The decrease is due to the Company slightly reducing hours expended by certain members of management (primarily the CFO role) due to an improvement in operational efficiency.

     General and Administrative Expenses. Selling, general and administrative expenses increased to $324,090 for the year ended December 31, 2008 from $274,061 for the year ended December 31, 2007. The increase is mainly due to the Company's increased efforts in sales and marketing.

     Corporate Restructuring Charges. Corporate restructuring charges decreased to $nil for the year ended December 31, 2008 from $63,278 for the year ended December 31, 2007. The corporate restructuring charge was a non-recurring transaction that occurred during the year ended December 31, 2007.

     Interest Income. Interest income decreased to $3,412 for the year ended December 31, 2008 from $11,718 for the year ended December 31, 2007. Interest income decreased due to the decreased level of cash balance during the year ended December 31, 2008 as compared to that in the prior year.

     Interest Expense. Interest expense increased to $8,740 for the year ended December 31, 2008 from $nil for the year ended December 31, 2007. Interest expense increased due to the borrowings which were incurred starting in 2008.

     The Company's financial condition has changed considerably over the past two years. Initially, OnePak's efforts focused on the production and distribution of its packaging kits for the purpose of safely transporting electronic equipment for recycling and other purposes. This concept evolved into the OnePak tracking website that enabled a reshipper of equipment to obtain the necessary materials, shipping information and logistics to enable the customer to go to one source to obtain all of the components necessary to ship the electronic equipment.

     The Company has experienced a general trend of increasing revenues by expanding sales and marketing efforts and capitalizing on business opportunities with existing customers. Management has found that there are significant niche opportunities in expanding information technology service offerings in the reverse logistics industry, which are related to the product offerings which initially formed the basis of operations.

     More specifically, Management has ascertained that tracking and reporting of items in transit is more in demand than the packaging materials required to ship those items. As such, the Company has focused its primary efforts on expanding online services associated with managing the logistics process as opposed to being a shipping supply distributor.

     Product versus service revenue for the years ended December 31, 2008 and 2007, and the nine months ended September 30, 2009 are as follows:

                  Product        Service
                  -------        -------
     2007           100%           0%
     2008           95%            5%
     2009           70%            30%

     As a result of this increased focus on information technology rather than product sales, the Company has increased gross operating margins during the past six fiscal quarters. Revenues generated from online transaction fees, hosting services, and software development have a lower cost of goods sold ratio than the Company's product sales, thereby allowing for higher operating margins.

     Management   believes  that  this  trend  toward  generating  an  increased percentage of revenues from information technology offerings will have a materially favorable impact on revenues and future earnings.

     Management believes that the current trend of environmental regulation affecting the proper handling of electronic waste will favorably impact the Company's revenues in the future. Increased regulation of e-waste disposal results in a larger supply stream of materials which must be transported and recycled rather than disposed of in local landfills. Beyond the Company's ongoing increased efforts to sell information technology offerings rather than traditional products, Management is not aware of any events that would be expected to cause a material change in the relationship between costs and revenues.

     Between 2006 and 2009, inflationary costs of raw materials and transportation resulted in higher cost of goods sold, thereby negatively affecting the Company's gross operating margins on product sales. The Company sells various shipping supply products made out of cardboard, paper, and plastic, all of which experienced a rise in production and transportation cost due primarily to the sharp increase in the cost of petroleum. This reduction in operating margins was a primary impetus in management's decision to pursue higher margin information technology service offerings, and place less emphasis on product sales. Management believes that the switch in the Company's emphasis from selling products to selling services will substantially decrease the potential volatility in the cost of raw materials and transportation in the future.

ITEM 3. PROPERTIES.

     The   Company's   offices   are   located  in  rented   space  in  Orleans,
Massachusetts. This space, of approximately 1,000 square feet, has a monthly rental of $930 with cost of living adjustments and is subject to a 2 year lease which expires in December, 2010. The Company's entire inventory is stored in its outsourced fulfillment center. The Company pays rent for its inventory based upon the number of pallets stored at the outsourced center, at the rate of $12 per pallet per month. All independent contractors and outsourced employees are responsible for their own office and warehouse space.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

 Percentage                  Name & Address                             Amount & Nature
    of                            of                                         of
Title of Class            Beneficial Shareholder                      Beneficial Ownership
--------------            ----------------------                      --------------------
Common stock               Steven V. Andon                     10,175,000 common shares
  42.922%                  56 Main St., 2nd Floor              10,000,000 owned beneficially through
                           P.O Box 130                         Amethyst Brook Holdings, LLC
                           Orleans, MA 02653                   175,000 common shares subject to
                                                               unexercised stock option (1)

Common stock               CEDE & Company (2)                  2,033,313 common shares
   8.727%                  P.O. Box 20
                           Bowling Green Station
                           New York, NY

----------
1. All Directors of the Company, who were Directors on February 22, 2007, were granted an option to purchase 175,000 common shares at a price of $0.50 per share. None of these options have been exercised at this time. These options are due to expire February 21, 2012.
2. These shares are held in street name by a brokerage firm. Identity of shareholders is unknown.

SECURITY OWNERSHIP OF MANAGEMENT.

 Percentage                  Name & Address                             Amount & Nature
    of                            of                                         of
Title of Class            Beneficial Shareholder                      Beneficial Ownership
--------------            ----------------------                      --------------------
Common stock               Steven V. Andon                     10,175,000
  42.922%                  56 Main St., 2nd Floor              10,000,000 owned beneficially through
                           P.O Box 130                         Amethyst Brook Holdings, LLC
                           Orleans, MA 02653                   175,000 common shares subject to
                                                               unexercised stock option

Common stock               Philip G. Baker                     197,905
   0.12%                   P.O Box 178                         29,033 common shares owned personally
                           New Castle, NH 03854                Corporation
                                                               175,000 common shares subject to
                                                               unexercised stock option

Common stock               Charles A. Andon                    1,175,000
   4.292%                  100 State Rte. 101 A                1,000,000 common shares owned personally
                           Amherst, NH 03031                   175,000 common shares subject to
                                                               unexercised stock option

ITEM 5. DIRECTORS AND OFFICERS.

     Steven V. Andon, age 41, CEO and President - Mr. Andon has served as a Director of the Corporation from 2005 through the present. He also serves on the Board's Audit Committee. He has been CEO and President since its inception. Mr. Andon is the founder and primary creative force behind OnePak. He brings close to 20 years of entrepreneurial experience to the Company. He has been a featured entrepreneur in Mass High Tech, The Boston Globe, Newsweek.com and other publications, and has received awards for technical excellence, best new products, and triple-digit ROI success.

     Mr. Andon focuses his skills on developing creative solutions to existing problems, converting those solutions into valuable intellectual property, and then leveraging that intellectual property into businesses with shareholder value. This original and resourceful thinking, coupled with his particular ability to attract big company interest in his start-up ventures, creates dynamic businesses with unusual results.

     Prior to founding OnePak, Mr. Andon was a co-founder and CEO of CyberCom, Inc., a privately held information technology services company incorporated in 1998. CyberCom provided management software for controlling internet access to the hospitality industry and other public access sectors. CyberCom is still an operational company and Mr. Andon maintains primarily a passive ownership interest in the business.

     Prior to CyberCom, Mr. Andon previously founded Telnet Communications Corporation, a privately owned telecommunications company, incorporated in 1994. Telnet held a public utility license in the State of Massachusetts from 1995 through 2000. The company was sold to Alpha Telecom in 2000. Prior to becoming an entrepreneur, Mr. Andon worked as an information technology manager from 1992 through 1995 at Synetics Inc., an engineering and technical services firm acquired by ACS in the late 1990s. From 1988 through 1992, Mr. Andon worked at Harvard Law School as an intern where he managed and developed computer systems for managing on campus housing and security.

   Mr. Andon holds a bachelor's degree in Management from Bentley University, and graduated with an MBA in Computer Science & Information Technology from the Bentley University McCallum Graduate School of Business. He currently lives in Brewster, Massachusetts with his wife, daughter and son.

     Charles A. Andon, age 43, Chief Information Technology Officer and Corporate Director - Mr. Andon, brother of Mr. Steven V. Andon, has served as a Director of the Corporation from 2006 through the present. He is also a member of the Board's Compensation and Audit Committees. He has been the Chief
Technology Officer since inception. Mr. Andon has almost two decades of experience as a technology executive, engineer and business owner. As CEO of CyberCom, Inc., an online transaction control and security software company he has headed since 1997, Mr. Andon drives the Company's technical initiatives, product development, and market directives.

     With an extensive background in high-reliability / low fault tolerance hardware and software design, Mr. Andon provides a unique perspective on building robust products and businesses. He has also served as founding board member of US CyberCraft, a software engineering and design company he founded in 1992. Prior to founding USCC and joining CyberCom as CEO, Mr. Andon served as a lead engineer of the Space Systems Design Group at Lockheed Martin's Infrared Imaging Division.

     Mr. Andon graduated Magna Cum Laude with a bachelor's degree in Electrical Engineering from Northeastern University. He lives in Nashua, New Hampshire.

     Horacio R. Marquez, age 51, Vice President of Finance and Corporate Director - Mr. Marquez was elected to the Board in August, 2009. Mr. Marquez is a prominent emerging capital markets specialist and international economics analyst with more than 25 years experience in Wall Street finance. Mr. Marquez previously served as Head of Emerging Markets Research for Merrill Lynch Asset Management, Director of Economic and Financial Research for Swiss Bank, and Director of Credit and Research for ADP Capital Management. He has also held positions at Touche Ross & Co., Barclays Bank, First National Bank of Boston and has been involved in a number of private equity and venture capital transactions.

     Mr. Marquez served as Director of Sales and Operations, Latin America & Caribbean, of Barclays Bank's Travellers Cheques unit. There he built and lead the 50-person sales and operations team, including five Vice Presidents deployed locally in five Latin American capitals, covering all the major banks and foreign exchange houses in the region.

     Prior to Barclays, as a consultant at Touche Ross & Co, Mr. Marquez specialized in corporate finance. He consulted with major airlines and major grocery wholesalers in M&A engagements, with companies and entrepreneurs in strategy and business planning, with insurance companies in real estate feasibility studies and with local and foreign governments in creating new tax and financial systems.

     Prior to his work at  Barclays,  as a credit  and loan  officer  for  First
National  Bank of Boston,  Mr.  Marquez  submitted  requests  for  credit  limit approval for major multinationals and Emerging Market country and government-owned borrowers and managed commercial relationships with corporate customers of the bank.

     Mr. Marquez is an editor of the Money Map Report newsletter, the Money Map VIP Trader and MoneyMorning.com, and also serves as an Oxford Club Investment Advisory Panelist. He is known for finding highly profitable opportunities in equities, currencies, bonds, commodities and real estate around the globe. He lives with his family in Princeton, New Jersey.

     Philip G. Baker, age 76, Corporate Director - Mr. Baker has served as a Director of the Corporation from 2005 through the present. He is also a member of the Board's Compensation and Audit Committees. Hampshire Capital Corporation, a privately owned venture capital firm established in 1979, of which, Mr. Baker is the president, provides financial and business strategy advice to OnePak. A veteran entrepreneur, private investor, and capital markets strategist, he is also chairman of the board of Citrine Holdings Limited ("Citrine"), a publicly held corporation, director of SIMS Corporation, a privately-held self-insured workers' compensation company, and Intellex Technologies Limited, a privately-held intellectual property firm that is a subsidiary of Citrine.

     Hampshire Capital Corporation sometimes invests its own funds and/or acts as a business consultant to privately and publicly held micro and small-cap companies. Originally licensed as a Small Business Investment Company (SBIC) by the US Small Business Administration, Hampshire is now un-regulated. Mr. Baker was previously an officer and director of Topaz Business Development Corporation and an officer of Leopardus Resources Limited, both public companies. Prior to formation of Hampshire Capital, his businesses were those of private investor, commercial-mortgage broker, corporate financier and general business consultant. He has held various licenses in the fields of finance, insurance, and real estate, and has served on the boards of numerous corporations. He has managed many corporate financings and real estate projects, advising entrepreneurs, developers, and corporations on debt and equity financing procedures and opportunities.

     Mr. Baker served as a Captain in the United States Air Force and holds a bachelor's degree from Boston University's College of Communication. He and his wife live in New Castle, New Hampshire and have two adult sons.

     Arthur L. Eilertson, age 74, Corporate Director - Mr. Eilertson was elected to the Board in July, 2008. Mr. Eilertson has over 50 years of personal, executive level management, and consultancy experience in graphics, corporate identity and allied areas and is currently a highly respected brand strategy consultant. He has a broad industry background, comprising consumer products, packaging, hardware, financial services, communications, high technology, and more.

     In 1985 he founded the Boston office of Fitch, Inc., an internationally renowned design firm. During his years there he served on the board of directors and as Director of Graphics and General Manager before retiring as Senior Vice President in 2000. Early in his career, following his graduation from the Massachusetts College of Art in 1956 with a Bachelor of Fine Arts degree, he held progressively more responsible positions as Graphic Designer, Senior Packaging Designer, Partner, Treasurer and Senior Vice President with three other firms, most notably Gregory Fossella Associates.

     Mr. Eilertson has received over 200 design awards, including Best of Show at the Boston Art Directors Show. In 1996 his alma mater gave him the Robert P. Gersin Award, established in 1991 by the Design Insight Foundation and presented only once every few years to alumni who have made significant contributions in the fields of product, interior, packaging, graphic or exhibition design. He is a member of numerous professional associations. A father of five and grandfather of ten, he lives in Beverly, Massachusetts.

     Nizar Barmal - Mr. Nizar Bharmal is a Certified General Accountant in Canada and his primary occupation has been as principal of the accounting practice of Nizar Bharmal Inc., Certified General Accountant, since July 1985. He has background and experience in accounting, financial consulting and management of reporting issuers. Before attaining his certificate as a Certified General Accountant, Mr. Bharmal served as financial officer and project manager for a Vancouver-based real estate development company. From 1982 until 1985 he was manager of the "Bormac Group," a management company providing services to reporting companies. Mr. Bharmal is also a director of the following public corporations: Alglo Bormac Mines Ltd., Citrine, Coronet Metals Inc., First Idaho Resources Inc., TLC Ventures Corp., Thor Explorations Ltd., JNB Developments Ltd., and Progressive Applied Technology Inc.

     Mr. Bharmal's term as interim Chief Financial Officer has ended and he resigned his duties as a director of the Company on August 12, 2009. Mr. Bharmal now serves on the Company's Board of Advisors where he may provide financial advisory services to Management, but no longer carries director's or officer's responsibilities.

ITEM 6. EXECUTIVE COMPENSATION.

      Name and
   Principal Other                                          Stock     Option     All Other
     Position             Year      Salary        Bonus     Awards    Awards    Compensation     Total
     --------             ----      ------        -----     ------    ------    ------------     -----
Officer Compensation

Steven V. Andon           2007     $118,914      $  --      $  --     $3,500      $     --      $122,414
CEO, President,           2008     $180,000      $  --      $  --     $   --      $  2,581      $182,581
Director

Joseph Dore (1)           2007     $110,874      $  --      $  --     $   --      $  7,000      $117,874
CFO, Director

Nizar Y. Bharmal (2)      2007     $     --      $  --      $  --     $   --      $  9,066      $  9,066
Director, Interim         2008     $     --      $  --      $  --     $   --      $ 19,304      $ 19,304
CFO

Charles A. Andon (3)      2007     $     --      $  --      $  --     $   --      $ 84,900      $ 84,900
CTO, Director             2008     $     --      $  --      $  --     $   --      $154,500      $154,500


Director Compensation

Philp G. Baker (4)        2007     $     --      $  --      $  --     $   --      $ 68,500      $ 68,500
Director                  2008     $     --      $  --      $  --     $   --      $ 63,500      $ 63,500

----------
1.   Joseph Dore died in December 2007.
2.   Nizar Y. Bharmal's compensation is paid through Nizar Bharmal Inc.
3.   Charles Andon's compensation is paid through Chevco Inc.
4.   Philip G. Baker's compensation is paid through Hampshire Capital Corp.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008.

                                                                                                                    Equity
                                                                                                                   Incentive
                                                                                                       Equity        Plan
                                                                                                      Incentive     Awards:
                                                                                                        Plan       Market or
                                                                                                       Awards:      Payout
                                          Equity                                                      Number of    Value of
                                         Incentive                            Number                  Unearned     Unearned
                                        Plan Awards;                            of         Market      Shares,      Shares,
           Number of      Number of      Number of                            Shares      Value of    Units or     Units or
          Securities     Securities     Securities                           or Units    Shares or     Other         Other
          Underlying     Underlying     Underlying                           of Stock     Units of     Rights       Rights
          Unexercised    Unexercised    Unexercised   Option      Option       That      Stock That     That         That
          Options (#)    Options (#)     Unearned     Exercise  Expiration   Have Not     Have Not    Have Not     Have Not
Name      Exercisable   Unexercisable   Options (#)    Price       Date      Vested(#)     Vested     Vested(#)    Vested($)
----      -----------   -------------   -----------    -----       ----      ---------     ------     ---------    --------
(a)         (b)(2)           (c)            (d)         (e)        (f)          (g)          (h)         (i)          (j)
Steven V.
Andon (1)   175,000         --              --         $0.50     02/21/2012     --           --          --           --

Charles A.
Andon       175,000         --              --         $0.50     02/21/2012     --           --          --           --

Nizar Y.    175,000         --              --         $0.50     02/21/2012     --           --          --           --
Bharmal

----------
1.   CEO
2. Column (b): options were granted five years prior to the expiration date and vested immediately.

COMPENSATION OF DIRECTORS AND OFFICERS.

     Compensation - For the 12-month period ended December 31, 2007, the Company paid to its Chief Executive Officer the total sum of $122,414. This amount included a salary of $118,914 and options awarded to the CEO, based on his position as a member of the Board of Directors, valued at $3,500. For the 12-month period ended December 31, 2008, the Company paid its Chief Executive Officer a salary in the amount of $180,000. In addition, pursuant to the CEO's contract with the Company, the Company provided a leased car to the CEO. Mr. Andon recognized a total of $2,581 of compensation for the personal use associated with the leased car.

     The Company has executed agreements with its officers, Steven V. Andon and Charles A. Andon, regarding the compensation paid and the services provided. These agreements are described below under "Employment Contracts."

     In addition, the Company has entered into consulting agreements with companies controlled by two of its directors. The terms of these agreements are described under "Material Contracts."

     OPTIONS EXERCISED AND AGGREGATE REMAINING - No options were exercised by the Executive Officers of the Company for the 12-month periods ended December 31, 2007 and 2008. Currently the Executive Officers have vested options to purchase 525,000 common shares, at a price of $0.50 per share. These options expire February 21, 2012.

     LONG-TERM INCENTIVE PLANS - The Company currently has no long-term incentive plans, other than stock options granted from time to time by the Board of Directors under the provisions of the Company's stock option plan.

     COMPENSATION OF DIRECTORS - In connection with their service on the Board of Directors, all directors were granted options exercisable for common shares of the Company. No other compensation was paid by the Company since the date of incorporation of the Company to directors for their services as directors pursuant to any other arrangement or in lieu of any standard arrangement.

     Directors who are not executive officers did not receive compensation for board or committee meetings attended in the year (other than the grant of options previously discussed). All reasonable expenses incurred by directors in respect of their duties are reimbursed by the Company. A director serving in another capacity with the Company or providing other services to the Company may receive compensation in respect of such other capacity or services. During the next 12 months, the Company does not anticipate paying compensation to directors who are not executive officers.

     OTHER COMPENSATION MATTERS - The Board of Directors determines the level of compensation in respect of the directors and officers. There were no long-term incentive awards made to any director or officer since the date of incorporation except for options granted under the Company's stock option plan.

     There are no pension plan benefits in place for any director or officer. In addition, there are no plans in place with respect to any director or officer regarding termination of employment or change in responsibilities.

EMPLOYMENT AND CONSULTING CONTRACTS.

     STEVEN V. ANDON, CHIEF EXECUTIVE OFFICER, PRESIDENT, SECRETARY AND DIRECTOR
- By agreement dated October 1, 2007, Mr. Andon contracted with OnePak to deliver executive management services in his role as Chief Executive Officer and President of OnePak. Pursuant to the terms of that agreement, Mr. Andon devotes his full time efforts to the Company's business. Pursuant to that agreement, Mr. Andon is currently paid a minimum monthly fee of $15,000, or such greater amount as may in the future be determined by the Company's Board of Directors. In addition, the Company's Board of Directors has the discretion to determine a yearly bonus for Mr. Andon, which may be paid in cash and/or stock options. The contract has no termination date.

     In Mr.  Steven  V.  Andon's  agreement  with  the  Company,  the  following restrictive provisions apply: Mr. Andon agrees that he will neither undertake nor engage in employment opportunities or business ventures, other than civic or non-profit activities, without the written consent of the Board of Directors. He further agrees he will not acquire any position in an entity known to be adverse or antagonistic to the Company. He further agrees not to disclose any confidential Company information (unless required by law) to any other person, or use for personal gain any confidential information during or after termination of employment, unless the Company grants written consent. He further agrees not to engage in any business similar to or in competition with the Company, nor solicit any Company employees, for a period of three years following the termination of his employment with the Company. He further agrees that all inventions and intellectual property developed as a result of his employment shall be the property of the Company and he assigns all right, title and interest to the Company.

     Prior to October 1, 2007, Mr. Andon provided the same services to OnePak through an agreement dated October 1, 2006. Prior to that agreement, Mr. Andon provided the same services through an agreement May 2, 2006 between OnePak and SkyeBridge Service Corporation, a company wholly owned by Mr. Andon. Pursuant to this agreement, Mr. Andon served as an independent contractor. This agreement has been terminated, and since October 1, 2006, Mr. Andon has been employed by the Company on a full-time basis. His salary for 2007 was $118,914. His salary for 2008 was $180,000.

     CHARLES A. ANDON, CHIEF INFORMATION TECHNOLOGY OFFICER - By agreement dated January 1, 2007, Mr. Andon contracted with the Company to deliver consulting services in the area of networked computer and database architecture in connection with the Company's internet portal. Pursuant to the agreement, for the 12 months ending December 31, 2008, Mr. Andon must provide a minimum of 65 hours of service per month minimum for a monthly fee of $12,500. The contract has no termination date, but may be terminated with 10 days notice by either party.

     In Mr. Charles A. Andon's agreement with the Company, the following restrictive provisions apply: Mr. Andon agrees not to disclose any confidential Company information (unless required by law) to any other person, or use for personal gain any confidential information during or after termination of his contract with the Company, unless the Company grants written consent. He further agrees not to engage in any business similar to or in competition with the Company, nor solicit any Company employees, for a period of two years following the termination of his contract with the Company. He further agrees that all inventions and intellectual property developed as a result of his contract with the Company shall be considered works made for hire which are the property of the Company and he assigns all right, title and interest to the Company. In his capacity as a director of the Company, Mr. Andon was granted options exercisable for 175,000 common shares at $0.50 per common share. All options are fully vested.

     HAMPSHIRE CAPITAL CORPORATION - Hampshire Capital Corporation is controlled by Philip G. Baker, a director of the Company. By agreement dated July 1, 2009, Hampshire Capital Corporation provides the Company with executive, administrative and corporate support services specifically in the area of financial and investor relations communication. The agreement has a term of 41 months and requires monthly payment to Hampshire Capital Corporation of $0 for the first 2 months, $5,000 for the next 3 months, and $15,000 for the remaining 36 months. In addition, annual bonuses and stock option grants may be awarded at the discretion of the Company's Board of Directors.

     The contract contains a standard non-solicitation clause for one year after the agreement expires or is terminated. Prior to the execution of that agreement, Mr. Baker provided a lesser amount of the same services to OnePak through a similar agreement dated February 28, 2007, at the rate of $5,000 per month plus any additional payments or bonuses authorized by the Company. The agreement terminated upon the execution of the new agreement. Prior to the execution of the February 28, 2007 agreement, Mr. Baker provided the same services to OnePak through an agreement between OnePak and Fleming Graham Incorporated dated August 1, 2006. The prior agreement terminated upon the execution of the new agreement with Hampshire Capital Corporation.

     NIZAR BHARMAL,  INC. - Nizar Bharmal, Inc. is owned and controlled by Nizar
Y. Bharmal, a former director of the Company. By agreement dated February 1, 2007 between Nizar Y. Bharmal, Inc. and the Company, Mr. Bharmal agreed to serve as Chief Accountant for the Company, to prepare and submit all compliance reports and financials required by applicable Canadian stock exchanges, and to prepare the Company's Canadian and U.S. Tax Returns. The agreement had a term of 12 months. Pursuant to the agreement, the Company paid $1,500 per month for the services provided in 2007.

     Commencing in 2008, Mr. Bharmal was elected interim CFO subsequent to the death of the Company's prior CFO, Joseph Dore. At that time, the Board of Directors passed a resolution increasing Mr. Bharmal's compensation to $3,000 per month while acting as interim CFO. Mr. Bharmal resigned as interim CFO on April 1, 2009.

     In his capacity as a former director of the Company, Mr. Bharmal was granted options exercisable for 175,000 common shares at $0.50 per common share. These options are now fully vested. Mr. Bharmal has not exercised any of these options to date. On August 12, 2009, Mr. Bharmal was appointed to the Company's Board of Advisors after resigning from his role as a director of the Company. Mr. Bharmal's options remain exercisable even though he is no longer serving as a director of the Company.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION - OnePak's compensation committee is comprised of three director members. The three members are Charles A. Andon, Philip G. Baker and Arthur Eilertson. Of the three directors, only Charles A. Andon is an officer of the Company. Mr. Andon does not participate in any issues of compensation regarding compensation payable to him as officer of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR
        INDEPENDENCE.

TRANSACTIONS  WITH  RELATED  PERSONS  AND  PROMOTERS.

     The Company entered into a letter of intent dated June 6, 2006 with Citrine Holdings Limited ("Citrine"), a reporting issuer in the province of British Columbia and having a common director. The letter of intent contemplated a simultaneous prospectus and plan of arrangement. Under the terms of the letter of intent, the shareholders of the Company were to exchange their shares on a one-for-one basis for 88% of the shares of a newly incorporated wholly owned subsidiary of Citrine and Citrine was to own the remaining 12% interest.

     Rather than implement the letter of intent, the Company and Citrine agreed that the Company should go public through an initial public offering and become a reporting issuer in the province of Ontario. On July 26, 2007, the parties executed an amendment to the arrangement agreement that provided for the Company to issue common shares to Citrine so that Citrine owned 12% of the issued and outstanding shares of the Company on a fully diluted basis, and Citrine agreed to distribute these shares to its shareholders on a pro-rata basis as a dividend. The intent of the transaction was to increase the number of shareholders in the Company for the purpose of meeting minimum requirements for obtaining a future listing on a public exchange in Canada.

     The Company distributed 3,163,892 common shares to Citrine shareholders pursuant to an amended arrangement agreement. These shares were recorded at their estimated fair market value of $0.02 per common share or $63,278. In addition, the Company paid Citrine a fee of $160,000 for its services during the year ended December 31, 2006.

     During the year ended December 31, 2008, the Company paid $8,207 to a corporation of which one of the Company's directors is director of accounting services.

     Director  Independence.  The  following is a list of Directors  identifying
them  as  independent   directors,   utilizing  the  NASDAQ  Market  Place  Rule
4200(a)(15).

     Steven V. Andon            Not Independent
     Charles A. Andon           Not Independent
     Horacio R. Marquez         Not Independent
     Philip G. Baker            Not Independent
     Arthur L. Eilertson        Independent

     The Company recognizes that, at present, the majority of the Directors on the Board of Directors are not independent directors. Directors, who are not independent, abstain from voting on any matter that either directly or indirectly affects them, including compensation matters. The Company maintains an audit committee and a compensation committee.

ITEM 8. LEGAL PROCEEDINGS.

     The Company is not currently involved in any legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVISIONS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Market Information. OnePak has issued both common shares and preferred shares. The common shares which have a par value of $0.001 are fully voting, non assessable shares. The Company has also issued, through private offering, two classes of preferred shares. The shares were offered with a fixed dividend, payable in cash or common stock and must be converted at a date in the future into common stock, subject to certain contingencies. At present, there is no established public trading market for the common shares of OnePak, nor is there any public trading market for the preferred shares, within the United States.

The common shares of OnePak are traded on the Canadian  National  Stock Exchange
(CNSX). The market prices in which the shares were traded on the CNSX during the past two years are as follows:

MARKET PRICE HISTORY

           3rd       4th       1st        2nd       3rd      4th (1)    1st (1)    2nd (1)     3rd
         Quarter   Quarter   Quarter    Quarter   Quarter    Quarter    Quarter    Quarter    Quarter
          2007      2007       2008      2008      2008       2008       2009        2009      2009
          ----      ----       ----      ----      ----       ----       ----        ----      ----
High     $1.95     $1.55      $1.25     $0.90     $0.50      $  --      $  --       $  --     $0.50
Low      $1.55     $0.90      $0.60     $0.49     $0.49      $  --      $  --       $  --     $0.40

----------
1. Trading of OnePak shares was halted on the CNSX, commencing August 5, 2008. The halt in trading was due to the Company's failure to provide necessary financial reporting information to the Ontario Securities Commission and CNSX by the required filing deadline, following the unexpected death of the Company's CFO. All regulatory matters have since been resolved and trading resumed on the CNSX on June 1, 2009. Since June 1, 2009, only five trades have occurred on the CNSX, all in the price range of $0.40 to $0.50 per share.

     HOLDERS OF SECURITIES. At the present time there are approximately 225 shareholders of OnePak common shares and no holders of preferred shares. Only one individual beneficially owns more than 5% of the outstanding common shares. That individual is Mr. Steven V. Andon, the Company's CEO and President who owns 45.899% of the shares, either directly or beneficially. The security ownership of management has been provided under Item 4 of this Form.

     DIVIDENDS. No cash dividends have been declared for any common shares of OnePak. During the last fiscal year, the Company issued 201,888 common shares to holders of the Company's Class A preferred shares. This dividend represented a mandatory 8% dividend on the outstanding preferred shares, with the common shares valued at $0.50 per share. This dividend was issued in conjunction with a conversion of the preferred shares for 3,000,000 common shares on the basis of the issue price of preferred shares of $0.50 per share.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

     None.

COMMON SHARES SUBJECT TO OUTSTANDING OPTIONS OR WARRANTS.

WARRANTS.

The outstanding warrants are as follows:

   Number      Exercise          Fair Value        Expiry
Of Warrants     Price           of Warrants         Date
-----------     -----           -----------         ----

  136,666       $1.25           $    460         November 7, 2011
  248,000       $1.25                830         November 20, 2011
3,000,000       $0.75             13,519         December 28, 2010
  687,337       $1.25              2,283         December 11, 2011
  349,330       $1.25              1,150         January 31, 2012
  333,333       $0.75/1.25         2,844         February 3, 2011/August 3, 2013
  538,322       $0.75/1.25       192,615         September 25, 2014
   33,333       $0.75/1.25        17,081         August 13, 2014
                ----------      --------
5,326,321                       $230,782
=========                       ========

     The Company issued warrants in connection with the issuance of preferred and common stock. On November 21, 2007, the Company issued 2,720,000 warrants and subsequently a further 280,000 warrants in connection with the issue of 3,000,000 Class A preferred shares. The Company issued 1,072,003 warrants in connection with a private placement of common stock that were completed in three tranches on November 8, 2007, November 21, 2007, and December 12, 2007.

     On February 1, 2008, the Company issued 349,330 warrants in connection with a private placement of common stock.

     On August 4, 2008, the Company issued 333,333 warrants in connection with a private placement of Class B preferred stock.

     On August 14, 2009, the Company authorized the issuance of 33,333 warrants for payment of presentation fees incurred by the Company.

     On September 25, 2009, lenders agreed to convert loans payable and accrued interest into 538,332 common share units, with each unit including a one purchase warrant entitling the holder to purchase one common share purchase warrant.

     On August 5, 2009, the Company amended the expiration date of the following warrants:

                      Number     Exercise      Original               New
   Issue Date      of Warrants    Price      Expiry Date          Expiry Date
   ----------      -----------    -----      -----------          -----------

December 29, 2005   3,000,000     $0.75    November 21, 2009   December 28, 2010
November 8, 2007      136,666     $1.25    November 6, 2009    November 7, 2011
November 21, 2007     248,000     $1.25    November 21, 2009   November 20, 2011
December 12, 2007     687,337     $1.25    December 12, 2009   December 11, 2011
February 1, 2008      349,330     $1.25    February 1, 2010    January 31, 2012

STOCK OPTIONS.

     On February 22, 2007, the Company granted 3,000,000 stock options to employees and consultants to purchase common shares at a price of $0.50. The stock options expire on February 21, 2012.

     In January 2008, the Company cancelled 350,000 stock options as a result of the death of Joseph Dore, the Company's chief financial officer, and on July 1, 2008, the Company cancelled 1,000,000 stock options issued to William Jasper as a result of the termination of the consulting agreement with Fleming Graham Incorporated.

     On July 7, 2008, the Company granted 48,000 stock options to ALACO, Inc. to purchase common shares at a price of $0.50 for two years after the date of grant. The stock options vest at the rate of 2,000 immediately followed by 2,000 per month for 24 months.

     On August 14, 2009, the Company issued 375,000 stock options. The stock options have a term of five years from the date of grant and vested immediately.

     As of September 30, 2009, the Company had 2,073,000 options outstanding with 1,650,000 expiring on February 21, 2012, 50,000 expiring on July 6, 2010, and 375,000 expiring on August 14, 2014.

RULE 144 STOCK.

     The Company currently has outstanding 23,297,570 shares of common stock. All of the outstanding shares were issued in several private placements, in reliance upon Regulation D, Rule 506 of the Securities Act of 1933. All of the outstanding common shares, with the exception of 1,209,656 shares issued since June 1, 2009, have been held by investors for more than 1 year. Therefore, 22,087,916 common shares would be subject to transfer, pursuant to the provisions of Rule 144. Of the outstanding shares, 12,087,342 common shares are held by affiliates, the disposition on which would be subject to the terms contained in Rule 144(e).

CONVERTIBLE SHARES.

     As of December 31, 2008, the Company had outstanding 333,333 Class B preferred shares. These shares were convertible at the option of the holder into common shares of the Company on a one-to-one basis. The holder of these shares has exercised its option to convert these shares and received 360,803 common shares on September 22, 2009 in exchange for the Class B shares and accrued dividends at the rate of $0.75 per share. As of September 30, 2009, the Company has no outstanding convertible preferred shares.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

COMMON STOCK

     In November and December 2007, the Company completed a private placement of 1,072,003 units at a price of $0.75 per unit for proceeds of $804,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

     Prior to December 31, 2007, the Company received $187,000 in subscriptions for 249,332 units which were not issued until 2008. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

     On February 1, 2008, the Company completed a private placement of 99,998 units at a price of $0.75 per unit for proceeds of $75,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

     On June 19, 2009, the Company commenced a private placement offering of 4,000,000 common share units at a price of $0.75 per unit in the US. Each unit consists of one common share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share for 30 months from the date of issue and at $1.25 per common share for a further 30 months from the date of issue.

     On May 27, 2009, the Company received $45,000 in subscriptions for Class B preferred stock units.

     During the quarter ended September 30, 2009, the Company issued 91,332 common share units pursuant to the private placement for proceeds of $68,500.

PREFERRED STOCK

CLASS A PREFERRED STOCK

     During 2007, the Company completed a private placement of 280,000 Class A preferred shares for proceeds of $140,000. The accrued dividends on the Class A preferred shares from the date of issue to the date of conversion amounted to $100,944.

     The Class A preferred shares were converted into 3,000,000 common shares on August 22, 2007. Accumulated dividends of $100,944 at the time of conversion were paid by issuance of 201,888 common shares at a price of $0.50 per common share.

CLASS B PREFERRED STOCK

     On August 4, 2008, the Company completed a private placement of 333,333 Class B preferred share units for proceeds of $250,000. Each unit consisted of one Class B preferred share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share until February 3, 2011, and at $1.25 per common share until August 3, 2013.

     During the quarter ended September 30, 2009, the Class B preferred shares were converted into common shares. Accumulated dividends at the time of conversion were paid by issuance of common shares at a price of $0.75 per common share. The accumulated dividends of $20,603 were paid by the issuance of 27,470 commons shares during the quarter ended September 30, 2009.

WARRANTS

     The Company issued warrants in connection with the issuance of preferred and common shares. On November 21, 2007, the Company issued 2,720,000 warrants and subsequently a further 280,000 warrants in connection with the issue of 3,000,000 Class A preferred shares. The Company issued 1,072,003 warrants in connection with a private placement of common shares that were completed in three tranches on November 6, 2007, November 21, 2007, and December 12, 2007.

     On February 1, 2008, the Company issued 349,330 warrants in connection with a private placement of common shares.

     On August 4, 2008, the Company issued 333,333 warrants in connection with a private placement of Class B preferred shares.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

    OnePak currently has authorized 100,000,000 shares of its $0.001 par value common stock. It is seeking to register the Company's $0.001 par value common shares under the registration provisions of the Securities Exchange Act of 1934. This registration shall not be used by the Company to make a public offering of any of its authorized and unissued $0.001 common shares, but shall instead be utilized to commence trading of its shares on the Over The Counter Bulletin Board. The Company currently has 23,495,906 shares of its common stock outstanding as of January 30, 2010. The common shares to be registered entitle the holder of each share to his proportionate voting rights in all matters involving Company governments. There are no special dividend rights, conversion terms, sinking fund provisions or redemption provisions with regard to the common shares. Holders of the common shares are not entitled to cumulative voting nor is any shareholder entitled to preemptive rights in the event additional shares are to be offered for sale.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Bylaws of OnePak, Inc. provide that the corporation may, to the maximum extent and in the manner permitted by the State of Nevada, indemnify an individual made a party to the proceeding because he or she is or was a director, officer, employee, fiduciary, or agent of the corporation, against liability incurred in the proceeding if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in or not opposed to, the corporation's best interest, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Company may not, however, indemnify a director, officer, employee, fiduciary, or agent of the corporation in connection with a proceeding by or in the right of a corporation in which such party was adjudged liable to the corporation, or in connection with any other proceeding charging that such party derived an improper personal benefit, whether or not involving his or her official capacity, in which proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     Refer to "Item 15 - Financial Statements and Exhibits" below.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     On or about  May 15,  2009,  the  Company  engaged  M&K  CPAS,  PLLC  ("New
Accountant") to audit the Company's financial statements for the year ended December 31, 2008. The New Accountant has been engaged for general audit services and not because of any particular transaction or accounting principle, or because of any disagreement with the Company's former accountant, Dale Matheson Carr-Hilton Labonte, LLP (the "Former Accountant").

     Prior to engaging the New Accountant, the Company had not consulted with the New Accountant regarding the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements or a reportable event, nor did the Company consult with the New Accountant regarding any disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

     The Former Accountant was dismissed effective May 15, 2009. The Former Accountant's report on the Company's financial statements during its past fiscal year did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles, except for a going concern qualification contained in its audit report for the fiscal year ended December 31, 2007.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF ONEPAK, INC.

     -    Unaudited  Balance  Sheets as of  September  30, 2009 and December 31,
          2008
     - Unaudited Statements of Operations for the Nine Months Ended September 30, 2009 and 2008
     - Unaudited Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008
     -    Unaudited Notes to Financial Statements
     -    Reports of Independent Registered Public Accounting Firms
     -    Balance Sheets as of December 31, 2008 and 2007
     -    Statements  of  Operations  for the Years Ended  December 31, 2008 and
          2007
     -    Statements  of Cash Flows for the Years  Ended  December  31, 2008 and
          2007
     - Statements of Stockholders' Equity for the Years Ended December 31, 2008 and 2007
     -    Notes to Financial Statements

EXHIBITS

     Exhibit 3.1    Articles of Incorporation *
     Exhibit 3.2    Certificate of Amendment of Articles of Incorporation *
     Exhibit 3.3    Certificate of Amendment of Articles of Incorporation *
     Exhibit 3.4    Certificate of Amendment of  Articles of Incorporation *
     Exhibit 3.5    Certificate of Amendment of Articles of Incorporation *
     Exhibit 3.6    Certificate of Designation *
     Exhibit 3.7    Bylaws *
     Exhibit 3.8    Specimen Stock Certificate *
     Exhibit 4.1    Stock Option Plan **
     Exhibit 10.1   Global Enterprise Contract **
     Exhibit 10.2   Loans from Related Parties **
     Exhibit 10.3   Orleans, Massachusetts Office Lease **
     Exhibit 10.4   Steven V. Andon Employment Agreement **
     Exhibit 10.5   Charles A. Andon Employment Agreement **
     Exhibit 10.6   Hampshire Capital Corporation Agreement **
     Exhibit 10.7   Citrine Agreements **
     Exhibit 23.1   Consent of Independent Registered Public Accounting Firm
     Exhibit 23.2   Consent of Independent Registered Public Accounting Firm

----------
*    Previously filed.
**   Exhibits being submitted to the Commission in hard copy only.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 19, 2010                 /s/ Steven V. Andon
                                        ----------------------------------------
                                        Steven V. Andon, Chief Executive Officer

                                  ONEPAK, INC.

UNAUDITED FINANCIAL STATEMENTS

     Balance Sheets  (Unaudited) -
      September 30, 2009  and December 31, 2008

     Statements of Operations (Unaudited) -
       Nine months ended September 30, 2009 and September 30, 2008

     Statements of Cash Flows (Unaudited) -
      Nine months ended  September  30, 2009 and  September  30, 2008

     Notes to Financial Statements (Unaudited)

OnePak, Inc.
Balance Sheets
(Unaudited)
As of September 30, 2009 and December 31, 2008
--------------------------------------------------------------------------------

                                                                          September 30,         December 31,
                                                                              2009                  2008
                                                                          -----------           -----------
                                                                          (Unaudited)
ASSETS

CURRENT
  Cash                                                                    $    29,656           $    58,157
  Accounts receivable                                                          97,906               242,271
  Inventories                                                                  50,426                68,318
  Prepaid expenses and deposits                                                21,228                28,227
                                                                          -----------           -----------
TOTAL CURRENT ASSETS                                                          199,216               396,973
COMPUTER SOFTWARE AND EQUIPMENT, NET                                          240,655               231,913
                                                                          -----------           -----------
TOTAL ASSETS                                                              $   439,871           $   628,886
                                                                          ===========           ===========

LIABILITIES

CURRENT
  Accounts payable                                                        $   209,136           $   247,639
  Loans payable                                                                    --               185,750
  Capital lease payable, current portion                                           --                10,750
                                                                          -----------           -----------
TOTAL CURRENT LIABILITIES                                                     209,136               444,139
                                                                          -----------           -----------
LOANS PAYABLE, LONG-TERM                                                           --                    --
CAPITAL LEASE PAYABLE, LONG-TERM                                                   --                17,290
                                                                          -----------           -----------
TOTAL LIABILITIES                                                             209,136               461,429
                                                                          -----------           -----------

STOCKHOLDERS' EQUITY
  Class A preferred stock, $0.001 par value, 100,000,000
   shares authorized, no shares issued and outstanding                             --                    --
  Class B preferred stock, $0.001 par value, 100,000,000
   shares authorized, 0 and 333,333 shares issued and
   outstanding, respectively                                                       --                   333
  Common stock, $0.001 par value, 100,000,000 shares authorized,
   23,277,570 and 21,787,113 shares issued and outstanding,
   respectively                                                                23,278                21,787
  Additional paid-in capital                                                3,825,672             3,032,802
  Stock payable                                                                52,400                    --
  Preferred stock dividends payable in common shares                               --                 8,164
  Accumulated deficit                                                      (3,670,615)           (2,895,629)
                                                                          -----------           -----------
TOTAL STOCKHOLDERS' EQUITY                                                    230,735               167,457
                                                                          -----------           -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $   439,871           $   628,886
                                                                          ===========           ===========


                 See accompanying notes to financial statements.

OnePak, Inc.
Statements of Operations
(Unaudited)
Nine Months Ended September 30, 2009 and 2008
--------------------------------------------------------------------------------

                                                                     Nine Months Ended
                                                                       September 30,
                                                            -----------------------------------
                                                                2009                   2008
                                                            ------------           ------------
                                                            (Unaudited)             (Unaudited)
REVENUES                                                    $    738,627           $    423,143
COST OF SALES                                                    214,362                283,826
                                                            ------------           ------------
GROSS PROFIT                                                     524,265                139,317
                                                            ------------           ------------
OPERATING EXPENSES:
  Depreciation and amortization                                   73,507                 37,575
  Consulting fees                                                290,965                367,539
  Professional fees                                              129,790                158,407
  Salaries and wages                                             284,105                223,762
  General and administrative                                     478,162                303,820
                                                            ------------           ------------
TOTAL OPERATING EXPENSES                                       1,256,529              1,091,103
                                                            ------------           ------------

OPERATING LOSS                                                  (732,264)              (951,786)

NON-OPERATING INCOME (EXPENSE):
  Gain on conversion of loans payable                              3,469                     --
  Interest income                                                     87                  2,580
  Interest expense                                               (33,839)                (4,564)
                                                            ------------           ------------

NET LOSS                                                        (762,547)              (953,770)

Preferred stock dividends payable in common shares               (12,439)                (3,123)
                                                            ------------           ------------

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS                $   (774,986)          $   (956,893)
                                                            ============           ============

LOSS PER SHARE - Basic and diluted                          $      (0.04)          $      (0.04)
                                                            ============           ============

WEIGHTED AVERAGE SHARES OUTSTANDING -
  Basic and diluted                                           21,841,292             21,746,315
                                                            ============           ============


                 See accompanying notes to financial statements.

OnePak, Inc.
Statements of Cash Flows
(Unaudited)
Nine Months Ended September 30, 2009 and 2008
--------------------------------------------------------------------------------

                                                                                  Nine Months Ended
                                                                                    September 30,
                                                                            -----------------------------
                                                                               2009                2008
                                                                            ---------           ---------
                                                                           (Unaudited)         (Unaudited)
Cash flows from operating activities:
  Net loss                                                                  $(762,547)          $(953,770)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization                                             73,507              37,575
     Stock-based compensation                                                 308,583              22,426
     Gain on conversion of loans payable                                       (3,469)                 --
  Changes in operating assets and liabilities:
     Accounts receivable                                                      144,365             (68,452)
     Inventories                                                               17,892              31,182
     Prepaid expenses                                                           9,394             (44,865)
     Accounts payable                                                         (19,437)             35,715
     Due to related parties                                                        --              (8,027)
                                                                            ---------           ---------
          Net cash used in operating activities                              (231,712)           (948,216)
                                                                            ---------           ---------
Cash flows from investing activities:
  Purchases of computer software and equipment                                (82,249)            (16,083)
                                                                            ---------           ---------
          Net cash used in investing activities                               (82,249)            (16,083)
                                                                            ---------           ---------
Cash flows from financing activities:
  Common stock issued for cash                                                 68,500              81,666
  Preferred stock issued for cash                                                  --             250,000
  Subscriptions received                                                       45,000                  --
  Borrowings of debt                                                          200,000             120,000
  Payments on lease borrowings                                                (28,040)             (3,201)
                                                                            ---------           ---------
          Net cash provided by financing activities                           285,460             448,465
                                                                            ---------           ---------
          Net change in cash                                                  (28,501)           (515,834)
Cash, beginning of period                                                      58,157             672,064
                                                                            ---------           ---------
Cash, end of period                                                         $  29,656           $ 156,230
                                                                            =========           =========
Supplemental disclosure of cash flow information:

Non-cash investing and financing transactions:
  Conversion of preferred stock to common stock                             $  20,603           $      --
                                                                            =========           =========
  Common stock issued for subscriptions received                            $      --           $ 187,000
                                                                            =========           =========
  Purchase of leased assets                                                 $      --           $  33,859
                                                                            =========           =========
  Preferred stock dividend payable in common shares                         $  12,439           $   3,123
                                                                            =========           =========
  Conversion of loans payable and accrued interest to common stock          $ 407,211           $      --
                                                                            =========           =========


                 See accompanying notes to financial statements.

OnePak, Inc.
Notes to Financial Statements
(Unaudited)
Nine Months Ended September 30, 2009 and 2008
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of OnePak, Inc. (the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

2. GOING CONCERN

As of September 30, 2009, the Company has recurring losses and an accumulated deficit of $3,670,615. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to obtain funding to finance operating losses until the Company is profitable. The Company expects to be financed through equity capital; however, in the event the Company is unable to obtain additional equity financing, the Company may not be able to continue its operations.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162 ("SFAS 168"). The FASB Accounting Standards Codification ("Codification") became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

Following SFAS 168, the FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates ("ASU's"). The FASB will not consider ASU's as authoritative in their own right; rather these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. SFAS 168 is incorporated in ASC Topic 105, Generally Accepted Accounting Principles. The Company adopted SFAS 168 in the third quarter of 2009, and the Company will provide reference to both the Codification topic reference and the previously authoritative references related to Codification topics and subtopics, as appropriate.

In May 2009, the Emerging Issues Task Force issued EITF No. 07-05, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock ("EITF 07-05"). EITF 07-05, which is now incorporated in FASB ASC Topic 815 - 40, Derivatives and Hedging - Contracts in Entity's Own Stock, provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. The adoption of EITF 07-05 has affected the accounting for certain freestanding warrants and preferred stock that contains exercise price adjustment features ("down round provisions"). The Company does not expect the adoption of EITF 07-05 to have an impact on the Company's results of operations, financial condition or cash flows.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events ("SFAS 165"). SFAS 165, which is incorporated in FASB ASC Topic 855, Subsequent Events, establishes standards for accounting for and disclosing subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). SFAS 165 requires an entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. The Company does not expect the adoption of SFAS 165 to have an impact on the Company's results of operations, financial condition or cash flows.

4. FACTORING OF RECEIVABLES

During 2009, the Company started participating in an arrangement with a third party facilitator (the "facilitator") whereby the Company's receivables from selected major customers are auctioned through an on-line platform to the highest bidder ("buyer"). The Company determines the length of the auction and controls all of the pricing parameters, setting the minimum amount they are willing to accept for selling the receivable(s) and the maximum fee the Company is willing to pay the buyer. Transactions under this arrangement are accounted for as sales of financial assets, and receivables sold under this arrangement are excluded from the Company's balance sheet. The Company normally receives approximately 80% to 85% of the face value of the invoices upon closing of the auction, less factoring discount fees. The remaining balance, less factoring discount fees, is received when the customer pays the full amount of the invoice. Factoring discount fees and other charges related to factoring receivables are recorded as interest expense in the Company's statement of operations.

Factoring discount fees, which with increases based upon a time frame of receivables outstanding, vary depending on final bidding results, but approximates 2% of the invoice amount as of September 30, 2009, with the customer repaying the invoice within 90 days from the invoice date.

5. RELATED PARTY TRANSACTIONS

                                                                      Nine Months Ended September 30,
                                                                      -------------------------------
                                                                          2009              2008
                                                                        --------          --------
Wages paid to chief executive officer and president                     $141,231          $135,000
Wages paid to spouse of chief executive officer and president             18,000            27,000
Consulting fees paid to corporation controlled by a director                  --            75,000
Fees paid to chief financial officer                                          --             2,480
Consulting fees paid to chief information technology officer              84,000            69,200
Payment of auto lease of chief executive officer and president             4,702             5,031
Consulting fees paid to director                                          10,000                --
                                                                        --------          --------
                                                                        $257,933          $313,711
                                                                        ========          ========

The following amounts were paid to officers, directors and the spouse of an officer:

On November 17, 2007, the Company entered into an employment agreement with its chief executive officer and president for a three year term and providing for compensation of $15,000 per month.

The Company made auto lease payments for the chief executive officer and president for the nine months ended September 30, 2009 of $4,702 (September 30, 2008 - $5,031).

On January 1, 2008, the Company entered into a consulting agreement with Chevco Consulting Group for the computer and information technology related services of Charles Andon, the Company's Chief Information Officer and one of the Company's directors, for compensation of $12,000 per month. The agreement can be terminated by either party upon 30 days notice.

On August 10,  2009,  the  Company  entered  into a  consulting  agreement  with
Hampshire Capital Corporation for the latter to provide executive, administrative and corporate support services specifically in the area of financial and investor relations communication. The agreement is effective July 1, 2009, has a term of 41 months and requires monthly payment to Hampshire Capital Corporation of $0 for the first 2 months, $5,000 for the next 3 months, and $15,000 for the remaining 36 months. Hampshire Capital Corporation is solely owned by one of the directors of the Company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

6. COMPUTER SOFTWARE AND EQUIPMENT

SEPTEMBER 30, 2009

                                                   Accumulated           Net
                                     Cost          Amortization       Book Value
                                   --------        ------------       ----------
Computer software                  $281,083          $103,722          $177,361
Packaging plates and dies            21,323            10,086            11,237
Office furniture and equipment       80,008            27,951            52,057
                                   --------          --------          --------
                                   $382,414          $141,759          $240,655
                                   ========          ========          ========

DECEMBER 31, 2008

                                                   Accumulated           Net
                                     Cost          Amortization       Book Value
                                   --------        ------------       ----------
Computer software                  $198,833          $ 45,080          $153,753
Packaging plates and dies            21,324             6,889            14,435
Office furniture and equipment       80,008            16,283            63,725
                                   --------          --------          --------
                                   $300,165          $ 68,252          $231,913
                                   ========          ========          ========

7. LOANS PAYABLE

The Company entered into promissory notes totaling $385,750 with third parties and requiring interest to be paid on maturity. The loans payable are as follows:

                                Interest
  Date of Loan                    Rate             Amount
  ------------                    ----             ------
October 31, 2008                   8%             $100,000
December 1, 2008                   8%               38,250
December 22, 2008                  8%               12,500
December 26, 2008                  8%               35,000
January 19, 2009                   8%              100,000
March 19, 2009                     8%              100,000
                                                  --------
                                                  $385,750
                                                  ========

On September 25, 2009, the lenders agreed to convert the loans payable and accrued interest into common share units at a conversion price of $0.75 per share, and a gain on loan conversion amounting to $3,469 was recorded.

8. CAPITAL LEASE PAYABLE

The Company entered into a 36 month lease agreement to purchase equipment costing $33,859. The lease agreement requires monthly payments of $1,061 and a terminal payment of $100 at the end of the lease. The effective interest of the lease is 8.5%. On June 30, 2009, the Company repaid the capital lease.

                                        September 30,          December 31,
                                            2009                   2008
                                          -------                -------
Balance                                   $    --                $28,040
Current portion                            10,750
                                          -------                -------
Long term portion                         $    --                $17,290
                                          =======                =======

9. STOCK PAYABLE

On May 27, 2009, the Company received $45,000 in subscriptions for Class B preferred stock units.

On August 14, 2009, the Company authorized the issuance of 20,000 common shares for payment of fees incurred by the Company in connection with its presentation at a trade conference in November of 2008. A stock payable of $7,400 was recorded based on the closing stock price on the date the shares were authorized.

10. CAPITAL STOCK

(A) COMMON STOCK

Authorized:  100,000,000 common shares with a par value of $0.001 per share

Prior to December 31, 2007, the Company received $187,000 in subscriptions for 249,332 units which were not issued until 2008. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

On February 1, 2008, the Company completed a private placement of 99,998 units at a price of $0.75 per unit for proceeds of $81,666. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

On July 1, 2009, the Company commenced a private placement offering of 4,000,000 common share units at a price of $0.75 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one common share at a price of $0.75 per common share for a period of 30 months from the date of issue and at $1.25 per common share for a further 30 months.

During the quarter ended September 30, 2009, the Company issued 91,332 common share units pursuant to the private placement for proceeds of $68,500.

During the quarter ended September 30, 2009, 333,333 preferred shares were converted into common shares. Accumulated dividends at the time of conversion were paid by issuance of 27,470 common shares at a price of $0.75 per common share.

Also during the quarter ended September 30, 2009, the Company settled a death benefit claim with the beneficiary of a former contractor. The death benefit was originally for $500,000 and the beneficiary agreed to settle for 500,000 common shares of the Company at a fair value of $0.37 per share based on the closing stock price on the date of issue.

On September 25, 2009, the lenders of the notes payable of $385,750 (Note 6) converted the principal balance and accrued interest into common share units of 538,322 units. The units were comprised of one common share and one common share purchase warrant. The Company recorded a gain on loan conversion amounting to $3,469 during the nine month period ended September 30, 2009.

(B) PREFERRED STOCK

CLASS A PREFERRED STOCK

AUTHORIZED:

96,000,000 Class A preferred shares with a par value of $0.001 per share, non-voting, cumulative, with an 8% dividend yield payable in common shares on the anniversary of their issuance. The dividend is calculated on the basis of $0.50 per common share. Issued and outstanding preferred shares are convertible into common shares on a one to one basis at the option of the holder and automatically upon the Company: (a) becoming a reporting issuer in any Province or Territory of Canada; or (b) the Company or the preferred shares being registered under the U.S. Securities Act of 1933, as amended or the U.S. Securities and Exchange Act of 1934, as amended.

CLASS B PREFERRED STOCK

AUTHORIZED:

4,000,000 Class B preferred shares with a par value of $0.001 per share, non-voting, with an 8% cumulative dividend payable in cash, if the Company has positive cash flow, and in common shares at a price of $0.75 per common share if the Company does not have positive cash flow, convertible at the option of the holder at a conversion price of $0.75 per common share for 30 months and at $1.25 per common share for a further 30 months and automatically convertible to common shares 5 years after the date of issue. On liquidation, the Class B preferred shares and accumulated dividends have preference over the common shares. Upon the death of the chief executive officer and president, the Class B preferred shares are redeemable at their issue price plus accrued dividends from the proceeds, up to $4,000,000, of a life insurance policy on the life of the chief executive officer and president that is owned by the Company.

On August 4, 2008, the Company completed a private placement of 333,333 Class B preferred share units for proceeds of $250,000. Each unit consisted of one Class B preferred share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share until February 3, 2011, and at $1.25 per common share until August 3, 2013.

During the quarter ended September 30, 2009, the Class B preferred shares were converted into common shares on a one for one basis and at a conversion price of $0.75 per share, in accordance with related conversion rights. Accumulated dividends at the time of conversion were also paid by issuance of common shares at a price of $0.75 per common share. The accumulated dividends of $20,603 were paid by the issuance of 27,470 common shares during the quarter ended September 30, 2009. No gain or loss was recorded upon conversion.

(C) STOCK OPTIONS

The Company adopted its 2006 Stock Option Plan effective December 6, 2006, which was amended and restated on March 19, 2007 (the "Plan"). The number of common shares that may be issued under the Plan cannot exceed 15% of the issued and outstanding shares at that time, calculated on a fully diluted basis. Options granted under the Plan will have a term not to exceed five years from the date of grant.

On February 22, 2007, the Company granted 3,000,000 stock options and at July 7, 2008, the Company granted 48,000 stock options. The stock options have a term of five years from the date of grant. Each stock option agreement provides for the term of vesting.

On August 14, 2009, the Company issued 375,000 stock options. The stock options have a term of five years from the date of grant and vested immediately.

The terms of vesting for the stock options granted on February 21, 2007 are as follows:

  Number of
Stock Options                          Terms of Vesting
-------------                          ----------------
1,050,000      One half on the date of grant  and the  balance  eighteen  months from the date of grant
  350,000      150,000 stock options  vested on the date of grant and balance at
               10,000 per month
  250,000      10,000 stock options  vested on the date of grant and the balance at 10,000 per month
  100,000      4,000 stock  options  vested on the date of grant and the balance at 3,000 per month
1,000,000      All  stock  options  vested  on the  date of the  agreement  with
               Fleming Graham, Incorporated
  150,000      At the rate of 75 stock  options per hour and a minimum work week of 32 hours per week
  100,000      At the rate of 5,000 stock options per month
---------
3,000,000
=========

                                               Number of        Weighted Average
                                             Stock Options       Exercise Price
                                             -------------       --------------
Balance as of December 31, 2007                 3,000,000           $  0.50
  -Cancelled                                   (1,350,000)            (0.05)
  -Granted                                         48,000              0.50
                                               ----------           -------
Balance as of December 31, 2008                 1,698,000           $  0.50
  -Granted                                        375,000           $  0.75
                                               ----------           -------
Balance as of September 30, 2009                2,073,000           $  0.55
                                               ==========           =======

At the end of 2007, the chief financial officer died and the 350,000 stock options granted to him were cancelled during the year ended December 31, 2008.

On July 1, 2008, the consulting contract with Fleming Graham, Incorporated was terminated and the 1,000,000 stock options granted pursuant to the consulting contract were cancelled.

On July 7, 2008, the Company granted 48,000 stock options to ALACO, Inc. for the services of Josh Andrews. The stock options are exercisable two years from the date of grant and vest at the rate of 2,000 stock options per month.

On August 14, 2009, the Company granted 350,000 stock options to two of its Board of Directors for services and 25,000 stock options to an Advisory Board member. The stock options vest immediately.

The fair value of the 3,000,000 stock options granted during the year ended December 31, 2007 was estimated at $45,423 ($0.015 per stock option) and the fair value of the 48,000 stock options granted on July 7, 2008 was estimated at $275 ($0.006 per stock option) and the fair value of the 375,000 stock options granted on August 14, 2009 was estimated at $100,502 using the Black-Scholes option pricing model using the following assumptions:

                                February 22,        July 7,          August 14,
                                    2007             2008              2009
                                    ----             ----              ----
Fair market value of shares        $0.02             $0.02               $0.37
Strike price                       $0.50             $0.50         $0.75/$1.25
Volatility                           163%              163%                163%
Expected life in years                 5                 2                 2.5
Risk free rate of interest          3.88%             2.47%               1.34%

(D) WARRANTS

The outstanding warrants are as follows:

   Number       Exercise          Fair Value           Expiry
Of Warrants      Price           of Warrants            Date
-----------      -----           -----------            ----
  136,666       $1.25             $     460      November 7, 2011
  248,000       $1.25                   830      November 20, 2011
3,000,000       $0.75                13,519      December 28, 2010
  687,337       $1.25                 2,283      December 11, 2011
  349,330       $1.25                 1,150      January 31, 2012
  333,333       $0.75/1.25            2,844      February 3, 2011/August 3, 2013
  538,322       $0.75/1.25          192,615      September 25, 2014
   33,333       $0.75/1.25           17,081      August 13, 2014
---------                         ---------

5,326,321                         $230,782
=========                         ========

The Company issued warrants in connection with the issuance of preferred and common stock. On November 21, 2007, the Company issued 2,720,000 warrants and subsequently a further 280,000 warrants in connection with the issue of 3,000,000 Class A preferred shares. The Company issued 1,072,003 warrants in connection with a private placement of common stock that were completed in three tranches on November 8, 2007, November 21, 2007, and December 12, 2007.

On February 1, 2008, the Company issued 349,330 warrants in connection with a private placement of common stock.

On August 4, 2008, the Company issued 333,333 warrants in connection with a private placement of Class B preferred stock.

On August 14, 2009, the Company authorized the issuance of 33,333 warrants for payment of presentation fees incurred by the Company.

On September 25, 2009, lenders agreed to convert loans payable and accrued interest into 538,322 common share units, with each unit including one common share purchase warrant (Note 7).

On August 5, 2009, the Company amended the expiration date of the following warrants:

                          Number         Exercise         Original                  New
   Issue Date           of Warrants       Price          Expiry Date            Expiry Date
   ----------           -----------       -----          -----------            -----------
December 29, 2005        3,000,000        $0.75       November 21, 2009      December 28, 2010
November 8, 2007           136,666        $1.25       November 6, 2009       November 7, 2011
November 21, 2007          248,000        $1.25       November 21, 2009      November 20, 2011
December 12, 2007          687,337        $1.25       December 12, 2009      December 11, 2011
February 1, 2008           349,330        $1.25       February 1, 2010       January 31, 2012

11. COMMITMENTS

                                  1                 2 to 3              4 to 5
                                 Year                Years               Years
                              ----------          ----------          ----------
Office lease                  $   11,364          $    8,523          $       --
Auto lease                         5,988               4,990                  --
Equipment lease                   10,905              14,205                  --
Consulting contracts             426,000             744,000             252,000
Employment contract              180,000             285,000                  --
                              ----------          ----------          ----------
                              $  634,257          $1,056,718          $  252,000
                              ==========          ==========          ==========

In February 2006, the Company committed to make payments on behalf of the chief executive officer and president to a four year auto lease beginning in February 2006 at an annual cost of $5,988.

On January 10, 2007, the Company entered into an office lease for the period ending December 31, 2008 and requiring payments of $947 per month. On January 5, 2009, the lease was extended for two years with rent to be adjusted for changes in the Northeast Regional Consumer Price Index.

On July 7, 2007, the Company entered into a consulting agreement with ALACO, Inc. to provide the logistics and transportation services of Josh Andrews for a term of two years for compensation of $7,000 per month.

On November 17, 2007, the Company entered into an employment agreement with its chief executive officer and president for a three year term and providing for compensation of $15,000 per month.

On January 1, 2008, the Company entered into a consulting agreement for computer services with Chevco Consulting Group for $12,000 per month. The agreement can be terminated by either party upon 30 days notice.

On July 7, 2008, the Company entered into a consulting agreement with Imarcom, Inc. to provide the marketing and business development services of Shawn Stockman for a fee of $2,000 per week for a term of up to 2 years plus bonuses of $25,000 if the Company's annual sales exceed $1,000,000 and $50,000 if annual sales exceed $2,000,000.

On August 10, 2009, the Company entered into a consulting agreement with Hampshire Capital Corporation to provide the advisory services of Philip Baker. The agreement is effective July 1, 2009, has a term of 41 months and provides for monthly payments of $5,000 per month commencing September 1, 2009 for three months and $15,000 per month commencing December 1, 2009.

The Company guarantees 100% satisfaction by clients or their purchase is fully refundable. This would result in refunding the customer purchase upon return of purchased goods to the Company. If a refund is made because a customer never received the product, a claim is made to the carrier used to deliver the product. No reserves have been recorded on the books for liabilities relating to guarantees because the amounts due, if any, are immaterial, as the Company has had minimal refunds to date.

12. CONCENTRATIONS OF CREDIT RISK

Approximately 97% of the Company's revenues are obtained from four customers and the same customers represent a significant portion of the accounts receivable. The Company is exposed to significant sales and accounts receivable concentration. Sales to these customers are not made pursuant to a long term agreement. Customers are under no obligation to continue to purchase from the Company.

For the nine months ended September 30, 2009, four customers accounted for approximately 97% of revenue.

As of September 30, 2009, two customers accounted for 52% and 31%, respectively, of the outstanding accounts receivable.

As of December 31, 2008, one customer accounted for 95% of the outstanding accounts receivable.

For the nine months ended September 30, 2008, two customers accounted for 73% and 22%, respectively, of revenue.

The Company is engaged primarily in the sale of packaging products and manages related industry risk issues directly. The Company may be at risk for fluctuations in commodity prices.

The Company does not finance working capital or capital assets through interest bearing debt. Therefore, the Company does not have any interest rate risk or availability of interest bearing debt risk.

13. SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:

                                     Nine Months Ended
                                       September 30,
                                   2009            2008
                                  ------          ------
     Interest                     $8,458          $   --
     Taxes                        $   --          $1,436

14. SUBSEQUENT EVENTS

Subsequent to September 30, 2009, the following events occurred:

During the month of October 2009, the Company completed the first tranche of a private placement offering of up to four million common share units to raise additional capital to support the expansion of the Company's business. Each unit consists of one share of common stock and a warrant to purchase one share of common stock exercisable at $0.75 per share for the first 30 months from the date of issuance and at $1.25 for an additional 30 months.

The Company issued 629,656 common share units consisting of 629,656 common shares and 629,656 purchase warrants in accordance with the terms of the private placement.

The Company issued 20,000 common shares in payment of fees incurred by the Company in connection with its presentation at a trade conference in November of 2008. At September 30, 2009, this was reflected as a stock payable of $7,400 based on the closing stock price on the date the shares were authorized.

The Company signed a new contract with its largest client (a non-related party) to provide information technology services. The contract has no specific term and payments are based on when deliverables are produced. The contract value is $400,000. In addition, the Company signed a second new contract with the same company to provide web hosting and return shipping label services. The contract has a three year term and payments are based on transaction fees. The contract has no specific value as future volumes of transactions are not known.

There are no additional subsequent events to report through February 19, 2009, the date the financial statements were issued.

                                  ONEPAK, INC.

                              Financial Statements

                     Years Ended December 31, 2008 and 2007


Reports of Independent Registered Accounting Firms

Balance Sheets

Statements of Operations

Statements of Cash Flows

Statements of Stockholders' Equity

Notes to Financial Statements

                         [LETTERHEAD OF M&K CPAS, PLLC]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
OnePak, Inc.
Orleans, Massachusetts

We have audited the accompanying balance sheet of OnePak, Inc. (the "Company") as of December 31, 2008 and the related statements of operations, stockholders' equity and cash flows for the year then ended. The financial statements for the year ended December 31, 2007 were audited by other auditors whose report expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OnePak, Inc. as of December 31, 2008 and the results of its operations and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s /M&K CPAS, PLLC
------------------------------
www.mkacpas.com
Houston, Texas

October 22, 2009

             [LETTERHEAD OF DALE MATHESON CARR-HILTON LABONTE LLP]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of OnePak, Inc.

We have audited the accompanying balance sheet of OnePak, Inc. as of December 31, 2007 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of OnePak, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has reported losses since inception from operations and requires additional funds to meet its obligations and fund the costs of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                /s/ Dale Matheson Carr-Hilton Labonte LLP
                                ------------------------------------------------
                                           Dale Matheson Carr-Hilton Labonte LLP
                                                           CHARTERED ACCOUNTANTS
Vancouver, Canada
October 22, 2009

OnePak, Inc.
Balance Sheets
As of December 31, 2008 and 2007
--------------------------------------------------------------------------------

                                                                              December 31,           December 31,
                                                                                  2008                   2007
                                                                              ------------           ------------
Assets

Current
  Cash                                                                        $     58,157           $    672,064
  Accounts receivable                                                              242,271                 97,799
  Inventories                                                                       68,318                102,748
  Prepaid expenses and deposits                                                     28,227                 27,676
                                                                              ------------           ------------
Total Current Assets                                                               396,973                900,287

Computer software and equipment, net                                               231,913                147,566
                                                                              ------------           ------------

Total Assets                                                                  $    628,886           $  1,047,853
                                                                              ============           ============

Liabilities

Current
  Accounts payable                                                            $    247,639           $    140,127
  Due to related parties                                                                --                  8,027
  Loans payable                                                                    185,750                     --
  Capital lease payable, current portion                                            10,750                     --
                                                                              ------------           ------------
Total Current Liabilities                                                          444,139                148,154

Capital lease payable, long term                                                    17,290                     --
                                                                              ------------           ------------
Total Liabilities                                                                  461,429                148,154
                                                                              ------------           ------------
Stockholders' Equity
  Class A preferred stock, $0.001 par value, 100,000,000 shares
   authorized, no shares issued and outstanding                                         --                     --
  Class B preferred stock, $0.001 par value, 100,000,000 shares
   authorized, 333,333 and no shares issued and outstanding, respectively              333                     --
  Common stock, $0.001 par value, 100,000,000 shares authorized,
   21,787,113 and 21,437,783 shares issued and outstanding, respectively            21,787                 21,437
  Additional paid-in capital                                                     3,032,802              2,499,059
Common share subscriptions                                                              --                187,000
Preferred stock dividends payable in common stock                                    8,164                     --
Retained deficit                                                                (2,895,629)            (1,807,797)
                                                                              ------------           ------------
Total Stockholders' Equity                                                         167,457                899,699
                                                                              ------------           ------------

Total Liabilities and Stockholders' Equity                                    $    628,886           $  1,047,853
                                                                              ============           ============


See accompanying notes to financial statements

OnePak, Inc.
Statements of Operations
Years Ended December 31, 2008 and 2007
--------------------------------------------------------------------------------

                                                                        Years Ended
                                                            December 31,           December 31,
                                                                2008                   2007
                                                            ------------           ------------
Revenues                                                    $    710,853           $    233,293
Cost of sales                                                    462,541                203,234
                                                            ------------           ------------
Gross profit                                                     248,312                 30,059
                                                            ------------           ------------
Operating expenses
  Amortization                                                    52,471                 14,224
  Consulting fees                                                469,958                407,889
  Interest expense                                                 8,740                     --
  Professional fees                                              166,468                196,009
  Salaries and wages                                             309,665                339,923
  General and administrative expenses                            324,090                274,061
                                                            ------------           ------------
Total operating expenses                                       1,331,392              1,232,106
                                                            ------------           ------------

Operating loss                                                (1,083,080)            (1,202,047)
Corporate restructuring fee                                           --                (63,278)
Interest income                                                    3,412                 11,718
                                                            ------------           ------------
Net loss                                                      (1,079,668)            (1,253,607)
Preferred stock dividends payable in common shares                (8,164)               (70,141)
                                                            ------------           ------------

Net loss attributable to common stockholders                $ (1,087,832)          $ (1,323,748)
                                                            ============           ============

Loss per share
  Basic and fully diluted                                   $      (0.05)          $      (0.08)


Weighted average number of shares outstanding
  Basic and fully diluted                                     21,757,444             15,688,451


See accompanying notes to financial statements

OnePak, Inc.
Statements of Cash Flows
Years Ended December 31, 2008 and 2007
--------------------------------------------------------------------------------

                                                                                    Years Ended
                                                                         December 31,          December 31,
                                                                             2008                  2007
                                                                         -----------           -----------
Cash flows from operating activities
  Net loss                                                               $(1,079,668)          $ 1,253,607)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
     Amortization                                                             52,472                14,223
     Stock-based compensation                                                 22,425                23,055
     Interest receivable from director                                            --                    --
     Common stock issued for services                                             --                63,278
  Change in operating assets and liabilities:
     Accounts receivable                                                    (144,472)                3,736
     Inventories                                                              34,430               (47,684)
     Prepaid expenses and deposits                                              (551)                2,458
     Accounts payable and accrued liabilities                                107,512               108,859
     Due to related parties                                                   (8,027)               (2,886)
     Deferred revenue                                                             --                    --
                                                                         -----------           -----------
Net cash used in operating activities                                     (1,015,879)           (1,088,568)
                                                                         -----------           -----------
Cash flows from investing activities
  Purchase of computer software and equipment                               (102,959)             (152,738)
                                                                         -----------           -----------
Net cash used in investing activities                                       (102,959)             (152,738)
                                                                         -----------           -----------
Cash flows from financing activities
  Common stock issued for cash                                                75,000               804,000
  Subscriptions received in advance                                               --               187,000
  Preferred stock issued for cash                                            250,000               140,000
  Borrowings of debt                                                         185,750                    --
  Payments on lease borrowings                                                (5,819)                   --
                                                                         -----------           -----------
Net cash provided by financing activities                                    504,931             1,131,000
                                                                         -----------           -----------
Decrease in cash                                                            (613,907)             (110,306)
Cash, beginning of year                                                      672,064               782,370
                                                                         -----------           -----------

Cash, end of year                                                        $    58,157           $   672,064
                                                                         ===========           ===========

Non-cash investing and financing activities not included above:
  Common stock issued for subscriptions received                         $   187,000           $        --
  Preferred stock dividends paid and payable in common shares            $     8,164           $   100,944
  Purchase of lease assets                                               $    33,859           $        --


See accompanying notes to financial statements

OnePak, Inc.
Statements of Stockholders' Equity
Years Ended December 31, 2008 and  2007
--------------------------------------------------------------------------------

                                                  Common Stock         Class A Preferred Stock    Class B Preferred Stock
                                                          Aggregate                  Aggregate                 Aggregate
                                               Shares     Par Value       Shares     Par Value     Shares      Par Value
                                               ------     ---------       ------     ---------     ------      ---------
Balance, December 31, 2006                   14,000,000    $14,000      2,720,000     $ 2,720          --       $  --
Class A preferred stock issued for cash              --         --        280,000         280          --          --
Subscriptions received for
 for common stock                                    --         --             --          --          --          --
Conversion of Class A preferred stock         3,000,000      3,000     (3,000,000)     (3,000)         --          --
Accretion of Class A preferred stock
 dividend                                            --         --             --          --          --          --
Class A preferred stock dividend
 paid in common stock                           201,888        202             --          --          --          --
Common stock issued to
 Citrine Holdings Limited                     3,163,892      3,164             --          --          --          --
Common stock issued for cash                  1,072,003      1,072             --          --          --          --
Stock-based compensation                             --         --             --          --          --          --
Net loss for the year                                --         --             --          --          --          --
                                            -----------    -------     ----------     -------     -------       -----
Balance, December 31, 2007                   21,437,783     21,437             --          --          --          --
Common stock issued for cash                     99,998        100             --          --          --          --
Common stock issued for subscriptions           249,332        249             --          --          --          --
Class B preferred stock issued for cash              --         --             --          --     333,333         333
Accretion of Class B preferred
 stock dividend                                      --         --             --          --          --          --
Stock-based compensation                             --         --             --          --          --          --
Net loss for the year                                --         --             --          --          --          --
                                            -----------    -------     ----------     -------     -------       -----
Balance, December 31, 2008                   21,787,113    $21,786             --     $    --     333,333       $ 333
                                            ===========    =======     ==========     =======     =======       =====

                                            Additional        Common         Dividends
                                              Paid-In          Share         Payable In       Retained        Stockholders'
                                              Capital      Subscriptions    Common Stock       Deficit           Equity
                                              -------      -------------    ------------       -------           ------
Balance, December 31, 2006                  $1,372,524               --       $  30,803      $  (484,049)     $   935,998
Class A preferred stock issued for cash        139,720               --              --               --          140,000
Subscriptions received for
 for common stock                              187,000               --              --          187,000
Conversion of Class A preferred stock               --               --              --               --               --
Accretion of Class A preferred stock
 dividend                                           --               --          70,141          (70,141)              --
Class A preferred stock dividend
 paid in common stock                          100,742               --        (100,944)              --               --
Common stock issued to
 Citrine Holdings Limited                       60,090               --              --               --           63,254
Common stock issued for cash                   802,928               --              --               --          804,000
Stock-based compensation                        23,055               --              --               --           23,055
Net loss for the year                               --               --              --       (1,253,607)      (1,253,607)
                                            ----------         --------       ---------      -----------      -----------
Balance, December 31, 2007                   2,499,059          187,000              --        1,807,797          899,699
Common stock issued for cash                    74,900               --              --               --           75,000
Common stock issued for subscriptions          186,751         (187,000)             --               --               --
Class B preferred stock issued for cash        249,667               --              --               --          250,000
Accretion of Class B preferred
 stock dividend                                     --               --           8,164           (8,164)              --
Stock-based compensation                        22,425               --              --               --           22,425
Net loss for the year                               --               --              --       (1,079,668)      (1,079,668)
                                            ----------         --------       ---------      -----------      -----------
Balance, December 31, 2008                  $3,032,802               --       $   8,164      $(2,895,629)     $   167,457
                                            ==========         ========       =========      ===========      ===========

See accompanying notes to financial statements

OnePak, Inc.
Notes to Financial Statements
Years Ended December 31, 2008 and  2007
--------------------------------------------------------------------------------

1. Organization and Summary of Significant Accounting Policies

OnePak, Inc. ("the Company") was incorporated under the laws of the state of Nevada on March 30, 2005, and provides logistics services to the electronic waste industry throughout the United States.

The accompanying audited financial statements for the years ended December 31, 2008 and 2007 have been prepared in accordance with US generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements including the notes thereto for the years ended December 31, 2008 and 2007.

(a) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

(b) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of assets, the useful life of equipment, the recoverability of deferred income tax assets, and the determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(c) Loss per Share

SFAS 128, "Earnings Per Share," requires earnings per share to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (convertible notes and interest on the notes, stock awards and stock options) outstanding during the period. Dilutive EPS reflects the potential dilution that could occur if options to purchase common stock were exercised for shares of common stock. Basic and diluted EPS are the same as the effect of our potential common stock equivalents would be anti-dilutive.

(d) Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of the Company's current assets and current liabilities are estimated by management to approximate their carrying values due to their immediate or short-term maturity. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company limits its exposure to credit loss by placing its cash and term deposits with high credit quality financial institutions.

In September 2006, the FASB issued FAS 157, "Fair Value Measurements," which clarifies how to measure fair value and requires expanded fair value measurement disclosures. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy, intended to disclose information about the relative reliability of fair value measurements with the highest priority being quoted prices in active markets for identical assets or liabilities. FAS 157 is effective January 1, 2008 for financial assets and liabilities, and for any other fair value measurements made on a recurring basis. For all other fair value measurements, FAS 157 will be effective January 1, 2009. The financial instruments standard established recognition and measurement criteria for financial assets, financial liabilities and financial derivatives.

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

(e) Cash

Cash consists of cash on deposit with banks or equivalents including cash like instruments with an original maturity of 90 days or less. There were no cash equivalents as of December 31, 2008 and 2007.

(f) Accounts Receivable

Accounts receivable are recorded at cost less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any accounts receivable that management believes is impaired. The Company considers the financial condition of the customers, the aging of accounts receivable, the current business environment and historical collection experience when assessing impairment. The Company determined that no allowance for bad debts was necessary as at December 31, 2008 and 2007.

(g) Inventories

Inventories consists of boxes, air packaging materials, tubes and labels which are recorded at the lower of cost or net realizable value. Inventory is accounted for using the FIFO basis.

(h) Computer Software and Equipment

Computer software and equipment are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the related assets using the straight line basis. Expenditures for maintenance and repairs are expensed as incurred and major improvements are capitalized. The estimated useful lives are as follows:

Packaging plates and dies - 4 years

Office furniture and equipment - 5 to 7 years

Computer software - 3 to 5 years

(i) Revenue Recognition

Revenue from the sale of packaging and shipping supplies is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured, which is upon the later of shipment or when title passes to the customer, depending on the contractual terms. Revenue from service contracts is recognized as services are provided. Deposits received before supplies are shipped are recorded as deferred revenue.

The Company guarantees 100% satisfaction by clients or their purchase is fully refundable. This would result in refunding the customer purchase upon return of purchased goods to the Company. If a refund is made because a customer never received the product, a claim is made to the carrier used to deliver the product. No reserves have been recorded on the books for liabilities relating to guarantees because the amounts due, if any, are immaterial, as the Company has had minimal refunds to date.

(j) Income Taxes

During the initial period ended December 31, 2005, the Company elected to be treated as a small business corporation under Subchapter S of the Internal Revenue Code and accordingly was not responsible for payments of federal income taxes, which is the responsibility of the shareholders. Since the Company has incurred net operating losses for the years ending December 31, 2008 and 2007, accordingly no provision for current income taxes has been recorded.

The Company has adopted the provisions of SFAS 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected deferred tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

(k) Stock-based Compensation

A stock option plan was approved by the Board of Directors on December 6, 2006, and was amended and restated on March 19, 2007 (See note 8(c)). The Company accounts for stock-based compensation and other stock-based payments in accordance with SFAS No. 123(R), Share-Based Payment. The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The fair value of the stock options is determined using the Black-Scholes option pricing mode and is recognized as an expense over the requisite service period. Any consideration paid by employees on the exercise of the options is credited to additional paid-in capital.

(l) Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, " Accounting for Uncertainty in Income Taxes"- an interpretation of FASB Statement No. 109, " Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. OnePak adopted the provisions of FIN 48 in 2007 and no material uncertain tax positions were identified. Thus, the adoption of FIN 48 did not have an impact on OnePak's financial statements.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

We adopted the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurement in 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

     *    Level 1. Observable inputs such as quoted prices in active markets;
     * Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
     * Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The FASB's SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of SFAS 115 became effective for us in 2008. SFAS 159 establishes a fair value option that permits entities to choose to measure eligible financial instruments and certain other items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value options have been elected in earnings at each subsequent reporting date. For the year ended December 31, 2008, there were no applicable items on which the fair value option was elected. SFAS 159 may impact our financial statements in the future.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements--an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 160 on our financial statements.

In May 2008, the FASB issued FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). FSP APB 14-1 requires issuers of convertible debt instruments that may be settled in cash upon conversion to account separately for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We do not anticipate that the adoption of FSP APB 14-1 will have a material effect on our results of operations or financial position.

Management does not anticipate that the adoption of these standards will have a material impact on the financial statements.

2. Going Concern

As of December 31, 2008, the Company has a working capital deficit of $47,166 and retained deficit of $2,895,629. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to obtain funding for its working capital deficit. The Company plans to satisfy current year and future cash flow requirements through operations and equity financing. The Company expects to be financed by equity; however, in the event the Company is unable to obtain additional debt and equity financing, the Company may not be able to continue its operations.

3. Related Party Transactions

                                                                               Year Ended
                                                                               December 31,
                                                                          2008              2007
                                                                        --------          --------
Wages paid to chief executive officer and president                     $182,581          $118,914
Wages paid to spouse of chief executive officer and president             36,000            36,000
Consulting fees paid to corporation controlled by a director              60,000            65,000
Fees paid to chief financial officer                                      21,077           110,874
Consulting fees paid to chief information technology officer             132,000            88,400
Consulting fees paid to directors                                          6,480                --
Payment of auto lease of chief executive officer and president             4,072             4,072
                                                                        --------          --------
                                                                        $442,210          $423,260
                                                                        ========          ========

The following amounts were paid to officers, directors and the spouse of an officer:

On February 28, 2007, the Company entered into an agreement with Hampshire Capital Corporation to provide executive, administrative, financial and investor relations services for a period of three years at a fee of $5,000 per month. On November 17, 2007, the Company entered into an employment agreement with its chief executive officer and president for a three year term and providing for compensation of $15,000 per month. In December 2006, the Board of Directors approved the advance of $100,000 to the Company's chief executive officer for the purchase of a new home for his relocation and the funds were advanced on January 9, 2007. The advance has been recorded as wages paid to the chief executive officer and president in the 2007 fiscal year.

The Company makes the auto lease payments for the chief executive officer and president. For the year ended December 31, 2008, lease payments totaled $6,585 and $2,513 was charged to the lease as a personal use.

On January 1, 2008, the Company entered into a consulting agreement with Chevco Consulting Group for the computer services of Charles Andon for compensation of $12,000 per month. The agreement can be terminated by either party upon 30 days notice.

As at December 31, 2008, the Company owed $nil (2007 - $8,207) to a corporation of which one of the Company's directors is director of accounting services.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

4. Computer Software and Equipment

December 31, 2008

                                                  Accumulated            Net
                                      Cost        Amortization       Book Value
                                      ----        ------------       ----------
Computer software                   $198,833        $ 45,080          $153,753
Packaging plates and dies             21,324           6,889            14,435
Office furniture and equipment        80,008          16,283            63,725
                                    --------        --------          --------
                                    $300,165        $ 68,252          $231,913
                                    ========        ========          ========

December 31, 2007

                                                  Accumulated            Net
                                      Cost        Amortization       Book Value
                                      ----        ------------       ----------
Computer software                   $112,377        $  7,688          $104,689
Packaging plates and dies             15,111           3,186            11,925
Office furniture and equipment        35,859           4,907            30,952
                                    --------        --------          --------
                                    $163,347        $ 15,781          $147,566
                                    ========        ========          ========

5. Loans Payable

The Company entered into promissory notes totaling $185,750 with third parties and requiring interest to be paid on maturity at an interest rate of 8% per year. The promissory notes are due on the following dates:

    Date of                         Date of
     Loan                           Maturity              Amount
     ----                           --------              ------
October 31, 2008                 June 30, 2009          $100,000
December 1, 2008                 May 31, 2009             38,250
December 22, 2008                June 22, 2009            12,500
December 26, 2008                July 25, 2009            35,000
January 20, 2009                 August 19, 2009
                                                        --------
                                                        $185,750
                                                        ========

6. Capital Lease Payable

The Company entered into a 36 month lease agreement to purchase equipment costing $33,859.The lease agreement requires monthly payments of $1,061 and a terminal payment of $100 at the end of the lease. The effective interest of the lease is 8.5%.

Balance                                 $28,040
Current portion                          10,750
                                        -------
Long term portion                       $17,290
                                        =======

The following payments are required in the next three years:

     Year
     ----
      1                                $ 10,750
      2                                  11,718
      3                                   5,572
                                       --------
                                       $ 28,040
                                       ========

7. Common Share Subscriptions

Prior to December 31, 2007, the Company received $187,000 in subscriptions for 249,332 units which were not issued until 2008. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

8. Capital Stock

(a) Common Stock

The Class A preferred shares were converted into 3,000,000 common shares on August 22, 2007. Accumulated dividends of $100,944 at the time of conversion were paid by issuance of 201,888 common shares at a price of $0.50 per common share.

During the year ended December 31, 2007, the Company issued 3,163,892 common shares to the shareholders of Citrine Holdings Limited at a price of $0.02 per common share. The intent of the transaction was to increase the number of shareholders in the Company for the purpose of meeting minimum requirements for obtaining a future listing on a public exchange in Canada. The payment was made pursuant to an arrangement agreement described in Note 11. The fair market value of the shares of $0.02 was determined by an independent valuator. The Company expensed the payment as a corporate restructuring fee.

In November and December 2007, the Company completed a private placement of 1,072,003 units at a price of $0.75 per unit for proceeds of $804,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

On February 1, 2008, the Company completed a private placement of 99,998 units at a price of $0.75 per unit for proceeds of $75,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

(b) Preferred Stock

Class A Preferred Stock

Authorized:

100,000,000 Class A preferred shares with a par value of $0.001, non-voting, cumulative, with an 8% dividend yield payable in common shares on the anniversary of their issuance. The dividend is calculated on the basis of $0.50 per common share. Issued and outstanding preferred shares are convertible into common shares on a one to one basis at the option of the holder and automatically upon the Company: (a) becoming a reporting issuer in any Province or Territory of Canada; or (b) the Company or the preferred shares being registered under the U.S. Securities Act of 1933, as amended or the U.S. Securities and Exchange Act of 1934, as amended.

Issued:

During 2007, the Company completed a private placement of 280,000 Class A preferred shares for proceeds of $140,000. The accrued dividends on the Class A preferred shares from the date of issue to the date of conversion amounted to $100,944.

The Class A preferred shares were converted into 3,000,000 common shares on August 22, 2007. Accumulated dividends of $100,944 at the time of conversion were paid by issuance of 201,888 common shares at a price of $0.50 per common share.

Class B Preferred Stock

Authorized:

100,000,000 Class B preferred shares with a par value of $0.001, non-voting, with an 8% cumulative dividend payable in cash, if the Company has positive cash flow, and in common shares at a price of $0.75 per common share if the Company does not have positive cash flow, convertible at the option of the holder at a conversion price of $0.75 per common share for 6 months and at $1.25 per common share for a further 4.5 years and automatically convertible to common shares 5 years after the date of issue. On liquidation, the Class B preferred shares and accumulated dividends have preference over the common shares. Upon the death of the chief executive officer and president, the Class B preferred shares are redeemable at their issue price plus accrued dividends from the proceeds, up to $4,000,000, of a life insurance policy on the life of the chief executive officer and president that is owned by the Company.

Issued:

On August 4, 2008, the Company completed a private placement of 333,333 Class B preferred share units for proceeds of $250,000. Each unit consisted of one Class B preferred share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share until February 3, 2011, and at $1.25 per common share until August 3, 2013. The accrued dividends on the Class B preferred shares from the date of issue to December 31, 2008 amounted to $8,164. Since the Company is not in positive cash, the accrued dividends have been presented on the basis that the dividends will be paid by the issue of common shares.

(c)      Stock Options

The Company adopted its 2006 Stock Option Plan effective December 6, 2006, which was amended and restated on March 19, 2007 (the "Plan"). The number of common shares that may be issued under the Plan cannot exceed 15% of the issued and outstanding shares at that time, calculated on a fully diluted basis. Options granted under the Plan will have a term not to exceed five years from the date of grant.

On February 22, 2007, the Company granted 3,000,000 stock options and at July 7, 2008, the Company granted 48,000 stock options. The stock options have a term of five years from the date of grant. Each stock option agreement provides for the term of vesting.

The terms of vesting for the stock options granted on February 21, 2007 are as follows:

  Number of
Stock Options                            Terms of Vesting
-------------                            ----------------
1,050,000           One  half on the  date of  grant  and the  balance  eighteen months from date of grant
  350,000           150,000  stock  options  vested on the date of grant and the balance at 10,000 per month
  250,000           10,0000  stock  options  vested on the date of grant and the balance at 10,000 per month
  100,000           4,000  stock  options  vested  on the date of grant  and the balance at 3,000 per month
1,000,000           All stock options  vested on the date of the agreement  with
                    Fleming Graham, Incorporated
  150,000           At the rate of 75 stock  options per hour and a minimum work week of 32 hours per week
  100,000           At the rate of 5,000 stock options per month
---------
3,000,000
=========

A summary of the outstanding stock options is as follows:

                                                            Weighted
                                         Number of           Average
                                       Stock Options       Exercise Price
                                       -------------       --------------
Balance as of December 31, 2006                  --               --
Granted                                   3,000,000             0.50
                                         ----------           ------
Balance as of December 31, 2007           3,000,000           $ 0.50
Cancelled                                (1,350,000)           (0.50)
Granted                                      48,000             0.50
                                         ----------           ------
Balance as of December 31, 2008           1,698,000           $ 0.50
                                         ==========           ======

At the end of 2007, the chief financial officer died and the 350,000 stock options granted to him were cancelled during the year ended December 31, 2008.

On July 1, 2008, a consulting contract with Fleming Graham, Inc. was terminated and the 1,000,000 stock options granted pursuant to the consulting contract were cancelled.

On July 7, 2008, the Company granted 48,000 stock options to ALACO, Inc. for the services of Josh Andrews. The stock options are exercisable two years from the date of grant and vest at the rate of 2,000 stock options per month.

The fair value of the 3,000,000 stock options granted during the year ended December 31, 2007 was estimated at $45,423 ($0.015 per stock option) and the fair value of the 48,000 stock options granted on July 7, 2008 was estimated at $275 ($0.006 per stock option) using the Black-Scholes option pricing model using the following assumptions:

                                      February 22,         July 7,
                                          2007              2008
                                         ------            ------
Fair market value of shares              $ 0.02            $ 0.02
Strike price                             $ 0.50            $ 0.50
Volatility                                  163%              163%
Expected life in years                        5                 2
Balance as of December 31, 2006            3.88%             2.47%

The vested amounts of $23,055 and $22,425 were recorded as stock-based compensation during the years ended December 31, 2007 and 2008, respectively.

The following table sets forth information about the stock options granted under the Plan.

       Options Outstanding                           Options Exercisable
-----------------------------------     -------------------------------------
                           Weighted      Weighted                    Weighted
                           Average       Average                     Average
Exercise     Number       Remaining      Exercise       Number       Exercise
 Price     Outstanding      Life          Price      Excercisable     Price
 -----     -----------      ----          -----      ------------     -----
 $0.50      1,698,000       3.10          $0.50       1,632,000       $0.50
 =====      =========       ====          =====       =========       =====

(d) Warrants

The outstanding warrants are as follows:

   Number      Exercise          Fair Value          Expiry
Of Warrants     Price           of Warrants           Date
-----------     -----           -----------           ----
  136,666       $1.25            $   460         November 6, 2009
  248,000       $1.25                830         November 21, 2009
3,000,000       $0.75             13,519         November 21, 2009
  687,337       $1.25              2,283         December 12, 2009
  349,330       $1.25              1,150         February 1, 2010
  333,333       $0.75/1.25         2,844         February 3, 2011/August 3, 2013
---------                        -------
4,754,666                        $21,086
=========                        =======

The Company issued warrants in connection with the issuance of preferred and common shares. On November 21, 2007, the Company issued 2,720,000 warrants and subsequently a further 280,000 warrants in connection with the issue of 3,000,000 Class A preferred shares. The Company issued 1,072,003 warrants in connection with a private placement of common shares that were completed in three tranches on November 6, 2007, November 21, 2007, and December 12, 2007.

On February 1, 2008, the Company issued 349,330 warrants in connection with a private placement of common shares.

On August 4, 2008, the Company issued 333,333 warrants in connection with a private placement of Class B preferred shares.

9. Commitments

                                  1                  2 to 3             4 to 5
                                 Year                Years               Years
                               --------            --------            --------
Office lease                   $ 11,364            $ 11,364            $     --
Auto lease                        5,988               6,487                  --
Equipment lease                  10,750              17,290                  --
Consulting contracts            392,000             360,000             288,000
Employment contract             180,000             330,000                  --
                               --------            --------            --------
                               $600,102            $725,141            $288,000
                               ========            ========            ========

In February 2006, the Company committed to make payments on behalf of the chief executive officer and president to a four year auto lease beginning in February 2006 at an annual cost of $5,988.

On January 10, 2007, the Company entered into an office lease for the period ending December 31, 2008 and requiring payments of $947 per month.

On January 5, 2009, the lease was extended for two years with rent to be adjusted for changes in the Northeast Regional Consumer Price Index.

On February 28, 2007, the Company entered into an agreement with Hampshire Capital Corporation, a corporation owned solely by a director of the Company, to provide executive, administrative, corporate support and financial and investor relations services for a period of three years for $5,000 per month.

On July 7, 2007, the Company entered into a consulting agreement with ALACO, Inc. to provide the logistics and transportation services of Josh Andrews for a term of two years for compensation of $7,000 per month.

On November 17, 2007, the Company entered into an employment agreement with its chief executive officer and president for a three year term and providing for compensation of $15,000 per month.

On January 1, 2008, the Company entered into a consulting agreement for computer services with Chevco Consulting Group for $12,000 per month. The agreement can be terminated by either party upon 30 days notice.

On June 23, 2008, the Company entered into a 36 month equipment lease with CoActiv Capital Partners requiring monthly payments of $1,061 per month and a terminal payment of $100.

On July 7, 2008, the Company entered into a consulting agreement with Imarcom, Inc. to provide the marketing and business development services of Shawn Stockman for a fee of $2,000 per week for a term of up to 2 years plus bonuses of $25,000 if the Company's annual sales exceed $1,000,000 and $50,000 if annual sales exceed $2,000,000.

The Company guarantees 100% satisfaction by clients or their purchase is fully refundable. This would result in refunding the customer purchase upon return of purchased goods to the Company. If a refund is made because a customer never received the product, a claim is made to the carrier used to deliver the product. No reserves have been recorded on the books for liabilities relating to guarantees because the amounts due, if any, are immaterial, as the Company has had minimal refunds to date.

10. Income Taxes

The items accounting for differences between accounting income and income for tax purposes calculated at the statutory rate of 34% is as follows:

                                                         Year Ended
                                             December 31,           December 31,
                                                 2008                   2007
                                             -----------            -----------
Net loss                                     $(1,068,250)           $(1,253,607)
                                             -----------            -----------
Permanent differences
  Promotion                                        8,267                  7,241
  Stock-based compensation                        22,426                 23,054
                                             -----------            -----------
                                                  30,693                 30,295
                                             -----------            -----------
                                              (1,037,557)            (1,223,312)
                                             -----------            -----------
Change in valuation allowance                  1,037,557              1,223,312
                                             -----------            -----------
Income tax expenses (refund)                 $        --            $        --
                                             ===========            ===========

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes were as follows:

                                              December 31,         December 31,
                                                 2008                 2007
                                              ---------            ---------
Future income tax assets
  Net operating loss carry forward            $(868,755)           $(515,986)
  Valuation allowance                           868,755              515,986
                                              ---------            ---------
                                              $      --            $      --
                                              =========            =========

As of December 31, 2008, the Company has accumulated operating losses for US tax purposes of approximately $2,555,162 which may be used to reduce future taxable income.

In assessing the realizability of deferred tax assets, management considers whether the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income within the period permitted to carry losses forward.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making their assessment. The amount of the deferred tax asset that is considered realizable could change materially in the near term based on future taxable income generated during the loss carry forward period.

As a result, the realization of deferred tax assets is uncertain and the Company has provided for a valuation allowance for the deferred tax assets.

On April 11, 2006, the Company converted to a C corporation from an S corporation. As an S corporation, all losses for tax purposes were allocated to shareholders who claimed the loss for tax purposes. As a C corporation, the Company will retain its losses for tax purposes and use them to reduce future income for tax purposes.

The Company has approximately $2,555,612 of non-capital losses that can be applied to reduce future taxable income and that expire as follows:

                             Loss For
     Year of expiry        Tax Purposes
     --------------        ------------

         2026              $  (294,293)
         2027               (1,223,312)
         2028               (1,037,557)
                           -----------
                           $(2,555,162)
                           ===========

11. Agreement with Citrine Holdings Limited

The Company entered into a letter of intent dated June 6, 2006 with Citrine Holdings Limited ("Citrine"), a reporting issuer in the province of British Columbia and having a common director. The letter of intent contemplated a simultaneous prospectus and plan of arrangement. Under the terms of the letter of intent, the shareholders of the Company were to exchange their shares on a one-for-one basis for 88% of the shares of a newly incorporated wholly owned subsidiary of Citrine and Citrine was to own the remaining 12% interest.

Rather than implement the letter of intent, the Company and Citrine agreed that the Company should go public through an initial public offering and become a reporting issuer in the province of Ontario. On July 26, 2007, the parties executed an amendment to the arrangement agreement that provided for the Company to issue common shares to Citrine so that Citrine owned 12% of the issued and outstanding shares of the Company on a fully diluted basis, and Citrine agreed to distribute these shares to its shareholders on a pro-rata basis as a dividend. The intent of the transaction was to increase the number of shareholders in the Company for the purpose of meeting minimum requirements for obtaining a future listing on a public exchange in Canada.

The Company distributed 3,163,892 common shares to Citrine shareholders pursuant to an amended arrangement agreement. These shares were recorded at their estimated fair market value of $0.02 per common share or $63,278. In addition, the Company paid Citrine a fee of $160,000 for its services during the year ended December 31, 2006.

When the Company became a reporting issuer in Ontario on August 17, 2007, the preferred shares were converted to common shares and accumulated dividends of $100,944 were paid by the issue of 201,888 common shares at a price of $0.50 per common share.

12. Concentrations of Credit Risks

A majority of the Company's revenues are obtained from one customer and the same customer represents a significant portion of the accounts receivable. The Company is exposed to significant sales and accounts receivable concentration. Sales to this customer and other customers are not made pursuant to a long term agreement. Customers are under no obligation to continue to purchase from the Company.

For the year ended December 31, 2008, two customers accounted for 76% and 13%, respectively, of revenue.

As of December 31, 2008, one customer accounted for 95% of the outstanding accounts receivable.

For the year ended December 31, 2007, three customers accounted for 78%, 11% and 11%, respectively, of revenue.

As of December 31, 2007, two customers accounted for 79% and 21%, respectively, of the outstanding accounts receivable.

The Company is engaged primarily in the sale of packaging products and manages related industry risk issues directly. The Company may be at risk for fluctuations in commodity prices.

The Company does not finance working capital or capital assets through interest bearing debt. Therefore, the Company does not have any interest rate risk or availability of interest bearing debt risk.

13. Supplementary Cash Flow Information

Cash paid for:

                         Years Ended
                         December 31,
                     2008            2007
                   -------         --------
     Interest      $ 8,740         $    242
     Taxes         $ 1,556         $  1,436

14. Subsequent Events

Subsequent to December 31, 2008, the following events occurred:

a. The Company borrowed $100,000 on January 20, 2009, and $100,000 on April 19, 2009 from third parties with interest payable on maturity at the rate of 8% per year and principal due on July 20, 2009 and October 20, 2009. Subsequent to June 30, 2009, the lenders agreed to convert their loans payable and accrued interest to common share units consisting of one common share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share for 30 months from the date of issue and at $1.25 per common share for a further 30 months from the date of issue; and

b. The Company renegotiated the maturity date of a loan payable of $100,000 from a third party from April 30, 2009 to June 30, 2009.

c. On June 19, 2009, the Company commenced a private placement offering of 4,000,000 common share units at a price of $0.75 per unit in the US. Each unit consists of one common share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share for 30 months from the date of issue and at $1.25 per common share for a further 30 months from the date of issue.

d. On June 30, 2009, the Company received $45,000 in subscriptions for Class B preferred stock units.

e. On August 5, 2009, the Company amended the expiration date of the following warrants:

                       Number    Exercise     Original                New
    Issue Date      of Warrants   Price     Expiry Date           Expiry Date
    ----------      -----------   -----     -----------           -----------

December 29, 2005    3,000,000    $0.75   November 21, 2009    December 28, 2010
November 8, 2007       136,666    $1.25   November 6, 2009     November 6, 2011
November 21, 2007      248,000    $1.25   November 21, 2009    November 21, 2011
December 12, 2007      687,337    $1.25   December 12, 2009    December 12, 2011
February 1, 2008       349,330    $1.25   February 1, 2010     February 1, 2012

f. On August 10, 2009, the Company entered into a consulting agreement with Hampshire Capital Corporation to provide the advisory services of Philip Baker. The agreement is effective July 1, 2009, has a term of 41 months and provides for monthly payments of $5,000 per month commencing September 1, 2009 for three months and $15,000 per month commencing December 1, 2009.

g. On August 14, 2009, the Company issued 175,000 stock options to an existing corporate director, 175,000 stock options to a newly appointed corporate director, and 25,000 stock options to an advisory board member with each stock option being exercisable at $0.75 per share and expiring on August 13, 2014.

h. On September 17, 2009, the Company issued 500,000 common shares of the Company to the beneficiary of the former Chief Financial Officer of the Company, who passed away in December of 2007, in settlement of a death benefit payable under an employment/consulting contract.

i. On September 22, 2009, the Company issued 360,803 common shares pursuant to the conversion of 333,333 Class B Preferred Shares ("Preferred Shares") plus accrued interest. The Preferred Shares were issued in a private offering of Class B preferred share units that closed on or about July 31, 2008. As the common shares were issued upon conversion of outstanding Preferred Shares, no proceeds were raised by the Company in this transaction.